Hopewell Highway Infrastructure Limited
合和公路基建有限公司

Stock Code 股份代號：737



中期報告
INTERIM REPORT 2008-2009

Highlights

- Interim dividend of HK17 cents per share was declared. Special dividend of HK84 cents per share was paid in November 2008.
- Profit attributable to equity holders of the Company reported at HK$579 million or HK19.5 cents per share.
- Aggregate daily toll revenue of Guangzhou-Shenzhen Superhighway and Phase I of the Western Delta Route was RMB9.5 million and the aggregate daily traffic was 348,000 vehicles.
- Traffic & toll revenue of Guangzhou-Shenzhen Superhighway gradually rebounded to a level comparable to that of 2006 after completion of maintenance works of Xintang to Dongguan section.
- Revised estimated total investments of Phase II and Phase III of the Western Delta Route.
- Net cash on hand (for the Company but excluding jointly controlled entities) of about HK$2,923 million as at 31 December 2008.


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CONTENTS

GROUP RESULTS

The Board of Directors of Hopewell Highway Infrastructure Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 31 December 2008.

For the six months ended 31 December 2008, the aggregate net toll revenue of all expressway projects proportionately shared by the Group recorded an increase of 1% to HK$931 million from HK$924 million of the last corresponding period, which included the effect after the disposal of the entire 45% interest of the Group in Guangzhou East-South-West Ring Road ("ESW Ring Road") in September 2007 and the appreciation of RMB. Among the aggregate net toll revenue proportionately shared by the Group, Guangzhou-Shenzhen Superhighway ("GS Superhighway") and Phase I of the Western Delta Route ("Phase I West") contributed 95% or HK$889 million and 5% or HK$42 million respectively.

The Group's proportionately shared net toll revenue of all of its toll expressways in the People's Republic of China (the "PRC") is set out as follows:

	Six months ended 31 December	
	2007 HK$ million	***2008 HK$ million***
GS Superhighway	842	**889**
Phase I West	36	**42**
ESW Ring Road	46	**0**
	924	**931**

Total toll expressway operation expenses and general and administrative expenses decreased 30% from HK$181 million to HK$126 million and depreciation and amortization charges decreased 11% from HK$168 million to HK$150 million during the six months ended 31 December 2008 mainly due to the disposal of the entire interest of the Group in ESW Ring Road in September 2007. Despite facing the pressure of rising labour cost and commodity prices in the Pearl River Delta ("PRD") region, the Group has taken effective measures to control the cost and enhance the operating efficiency of the joint venture companies.

On 16 March 2007, the PRC government promulgated the New Enterprise Income Tax Law which became effective on 1 January 2008. The tax rate for the Group's PRC joint venture companies change gradually from 18% to 25% over 5 years (20% in year 2009, 22% in year 2010, 24% in year 2011 and 25% in year 2012 respectively). According to the New Law, Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") and Guangdong Guangzhou-Zhuhai West Superhighway Company Limited in respect of Phase I West ("West Route JV"), joint venture companies of the Group, will continue to enjoy the remaining unutilized tax holidays until their respective expiry dates. The deferred tax for the corresponding period were adjusted to reflect the tax rates that were expected to apply to the respective periods when the asset would be realized or the liability would be settled. In addition, effective from 1 January 2008, a 5% withholding tax would be levied on dividends arising from and after 2008, payable by joint venture companies to the Group.

The profit attributable to equity holders of the Company decreased 59% from HK$1,404 million of the last corresponding period to HK$579 million, mainly due to the inclusion in the results of the last corresponding period the pre-tax gain of HK$974 million resulted from the disposal of its entire 45% interest in the ESW Ring Road to the PRC joint venture partner for a consideration of RMB1,712.55 million, and the impact of the appreciation of Renminbi, resulted in an exchange gain of HK$152 million mainly arising from the retranslation of the United States dollar and Hong Kong dollar bank loans. Excluding the disposal gain of interest in ESW Ring Road, profit attributable to equity holders of the Company rose 3% from HK$563 million to HK$579 million.

Adoption of IFRIC 12 "Service Concession Arrangements"

Since 1 July 2008, the Group has adopted IFRIC 12 in preparing financial statements under International Financial Reporting Standards and made retrospective adjustments for the previous periods. According to IFRIC 12, the Group accounted for the investment, construction and operation businesses as "service concession arrangements". Changes in major accounting policies and their effects on the condensed consolidated income statement include:

In accordance with IAS 11 "Construction Contracts", the Group recognized revenues and costs for construction services provided under service concession arrangements by adopting the percentage-of-completion method. The revenues incurred in construction services provided by the Group were recognized based on the fair values of considerations received and receivable. In previous periods, no revenues and costs were recognized for such construction services performed on toll expressways. This accounting policy change led to a significant increase in revenues and costs of the Group but with insignificant impact in profits.

In previous periods, toll expressways were deemed as dividable fixed assets, while reconstruction and large-scale maintenance expenses were treated as asset costs which would be amortized in future usage period. In accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", the Group made "provision for resurfacing" for expressway surface repavement under service concession arrangements, except for those under reconstruction and upgrading services. Such provisions were made based on the Group's best and reasonable estimates of the extent to expressway resurfacing required and the expected expenses, and the provisions were made at discounted present values thereof. Incremental provisions due to passage of time were recognized as provision for resurfacing charges in the condensed consolidated income statement.

DIVIDENDS

The Board of Directors has declared an interim dividend of HK17 cents per ordinary share in respect of the financial year ending 30 June 2009 (30 June 2008: HK17 cents). The interim dividend will be paid on or about 20 March 2009 to those shareholders as registered at the close of business on 19 March 2009.

Considering the Company was overcapitalized by setting aside a large amount of funds, the Board of Directors declared a special dividend of HK84 cents per ordinary share for the financial year ending 30 June 2009 on 23 October 2008 with a view of increasing the return on equity of the Company. Such special dividend had been paid to the shareholders on 14 November 2008. A special interim dividend of HK7 cents per ordinary share was declared when the Company announced its interim results in respect of the financial period ended 31 December 2007 in February 2008.

CLOSURE OF REGISTER

The Register of Members of the Company will be closed from Monday, 16 March 2009 to Thursday, 19 March 2009, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Friday, 13 March 2009.

BUSINESS REVIEW

Since the exacerbation of financial tsunami, the collapse of global stock markets and the deterioration of world-wide economies from September 2008 onwards, the economies of the PRC and Hong Kong have inevitably been affected. The significantly slackened economic growth and import/export trade had posed hardships to factories and enterprises operations in the PRD region, resulting in a decrease in the demand for freight and passenger transport. For the six months ended 31 December 2008, the aggregate average daily traffic of GS Superhighway and Phase I West recorded a decrease of 4% to 348,000 vehicles and their aggregate average daily toll revenue decreased by 3% to RMB9.5 million. While the toll revenue of Phase I West increased and that of GS Superhighway decreased, the aggregate total toll revenue amounted to RMB1,756 million.

It is anticipated that the construction of Phase II of the Western Delta Route ("Phase II West") will be completed and operation will commence in the financial year of 2010. Upon its completion, it will help enlarge the Company's toll revenue base. Application for the project approval of Phase III of the Western Delta Route ("Phase III West") is being processed by relevant PRC authorities. Dependent upon the approval progress, construction of Phase III West is planned to commence in 2010 and it may take approximately 3 to 4 years to complete. Recently, the market prices of construction materials have significantly dropped as compared to September 2008 when the Group entered into agreements for further investments in Phase II West and Phase III West. This will help reduce the final cost of investments in the two projects. If the prices of construction materials remain at the current level, the total costs of Phase II West and Phase III West will be within the budget.

As reported by the media, the commencement of the construction of the Hong Kong-Zhuhai-Macau Bridge will be advanced to the end of 2009, which will be beneficial to the early expansion and enhancement of the regional highway network. Moreover, economic development on the western bank of the PRD region will be accelerated in view of the initiatives laid down in the Outline of the Eleventh Five-Year Plan for the National Economic and Social Development in Guangdong Province and the Outline of the Plan for the Reform and Development of the PRD (2008–2020) announced by The National Development and Reform Commission in December 2008. The Group believes that all these will create synergy with the Western Delta Route which will thus be benefited.

Besides, the media has reported that certain sections of the Guangzhou-Shenzhen Coastal Expressway will start construction in 2009. The Group will continue to monitor its development. The Group believes that, with the strategic location of GS Superhighway and its established connection to the regional highway network in addition to the expansion project of turning GS Superhighway into a ten-lane expressway, the status of GS Superhighway as the main artery within the region will further be strengthened.

To cope with the financial tsunami and sustain the continuous economic growth of the PRC, the Central Government has launched recently a number of initiatives and policies to boost the economy by increasing and accelerating investments in transport infrastructure, stimulating domestic demand by means of providing major support for sectors like the automobile industry in various forms, including the reduction of vehicle sales tax, the imposition of fuel tax bundled with the elimination of road maintenance fees and the cancellation of toll charging on grade 2 toll roads country-wide, which altogether act as an incentive to purchase and use cars in light of the reduced costs.

Such initiatives are expected to bring about a steady increase in car ownership. Besides, connectivity to the transportation network of the peripheral cities will further be enhanced as the 16th Asian Games will be held in Guangzhou in 2010, thus generating positive impacts on the continuous economic growth of the PRD region and driving the demand for transportation to increase in the region. The Group believes that GS Superhighway and Phase I West will benefit as a result.

Guangzhou-Shenzhen Superhighway

GS Superhighway is the main artery of the expressway network in the PRD region connecting four major cities, namely Guangzhou, Dongguan, Shenzhen and Hong Kong. During the period under review, GS Superhighway's average daily traffic slid 5% to 319,000 vehicles compared with the corresponding period last year. Its average daily toll revenue slightly decreased 3% to RMB9.1 million. The total toll revenue in the six months under review amounted to RMB1,679 million.

As the maintenance and improvement works of the northern bound lanes of Xintang to Dongguan section of GS Superhighway were completed and re-opened to traffic on 9 July 2008, its toll revenue and traffic have been gradually rebounding. However, due to the global economic downturn since the fourth quarter of 2008, the growth of the imports and exports of Guangdong experienced a significant slowdown. Alongside the implementation of the "Green Lane" policy since January 2008 as well as the diversion impact generated by the newly built parallel roads nearby, the toll revenue and traffic are recovering at a pace slower than expected. Currently, the toll revenue and traffic are gradually rebounding to a level comparable to that of 2006, when the historical high of daily toll revenue was recorded. The trend in traffic has now stabilized.

An intelligent traffic management system, jointly installed by the GS Superhighway joint venture company and the Traffic Management Department of Guangdong Provincial Public Security Bureau, was substantially completed during the period under review and operation commenced in January 2009. GS Superhighway is now the first toll expressway model in the Guangdong Province to adopt an intelligent traffic management system. The system helps further enhance the efficiency of the traffic surveillance in detecting and handling traffic accidents so as to minimize congestions thus caused.

A feasibility study on expanding the GS Superhighway to a dual ten-lane expressway is near completion. Approval by relevant authorities can be sought by the joint venture company upon its completion.

The news media has reported that relevant authorities of the Mainland China and Hong Kong are studying the details of introducing a short-term quota system for cross-border private cars at the Shenzhen Bay Port, from which the GS Superhighway may benefit.

GS Superhighway
Average Daily Traffic
(No. of vehicles in thousand)


336
319
2007
2008
July - December

GS Superhighway
Average Daily Toll Revenue
(RMB thousand)


9,426
9,125
2007
2008
July - December

GS Superhighway
Traffic Breakdown by Class


100%
80%
60%
40%
20%
0%
66.0%
70.6%
2007
2008
July - December
Class 1
Class 2
Class 3
Class 4
Class 5

Historically, the daily traffic of GS Superhighway fluctuates on or about the Chinese New Year holidays, which could be in either January or February. This leads to distortion in the year-on-year comparison made for either month. Therefore, it is reasonable to analyze the trends of traffic and toll revenue by combining the figures for both January and February. In 2009, the combined average daily traffic was higher than that of 2008, when the maintenance and improvement works of Xintang to Dongguan section were carried out for southern bound lanes from 18 October 2007 to 10 January 2008 and for northern bound lanes from 18 February 2008 to 9 July 2008.

January and February Combined Average Daily Toll Revenue
(RMB thousand)


10,000
8,000
6,000
4,000
2,000
0
6,574
7,807
8,462
9,650
8,348
8,510
2004
2005
2006
2007
2008
2009

January and February Combined Average Daily Traffic
(No. of vehicles in thousand)


350
300
250
200
150
100
50
0
175
213
258
311
297
292
2004
2005
2006
2007
2008
2009

Phase I of the Western Delta Route

The Western Delta Route is planned to be constructed in three phases. Its first phase, Phase I West, has commenced operation since April 2004. Phase I West is a 14.7 km closed expressway, total six lanes in dual directions, connecting to ESW Ring Road in the north, and National Highway 105 and Bigui Road of Shunde in the south. Currently, it is the only expressway linking Guangzhou and Shunde.

The growth in the traffic and toll revenue of Phase I West had slowed down mainly due to: (i) the significant slowdown in the growth of imports and exports in the Guangdong Province; (ii) an arrangement of mutual recognition of annual pass for Guangdong and Foshan implemented since October 2008 under which the vehicles of either city are exempted from paying any toll for using the grade 1 toll roads and toll bridges of the other city; and (iii) a higher base value resulted from the substantial growth in traffic and toll revenue of Phase I West after ESW Ring Road became toll-free from September 2007. During the period under review, Phase I West's average daily traffic grew 6% to 29,000 vehicles and average daily toll revenue rose 8% to RMB420,000. The total toll revenue in the six months under review amounted to RMB77 million.

According to the highway network planning of Guangzhou and Foshan, several highways, currently planned and under construction, will be connected to Phase I West upon completion in the next few years, including Foshan First Ring Road extension link, Pingzhou-Danzao Expressway and Pingzhou-Nansha Expressway as well as Guangzhou-Gaoming Expressway, all of which will serve as drivers for the future growth of Phase I West and the entire Western Delta Route.

Phase I West
Average Daily Traffic
(No. of vehicles in thousand)


27.5
29.0
2007
2008
July - December

Phase I West
Average Daily Toll Revenue
(RMB thousand)


390
420
2007
2008
July - December

Phase I West
Traffic Breakdown by Class


100%
80%
60%
40%
20%
0%
55.8%
55.0%
6.9%
2007
2008
July - December
Class 1
Class 2
Class 3
Class 4
Class 5

Phase II of the Western Delta Route

Phase II West is a 46 km closed expressway, total six lanes in dual directions, with its northern end connected to Phase I West in Shunde and extending southwards to Zhongshan, linking with the National Highway 105 and the proposed Xiaolan Expressway and Qijiang Highway of Zhongshan. Upon completion, it will be the only expressway linking Guangzhou to the central area of Zhongshan. The construction of Phase II West is currently planned to be completed and operation will commence in the financial year 2010.

The investment budget for Phase II West was first complied in 2004. As a result of inflation and the State's stringent control policies on land use, the costs of land, construction materials, interest etc. increased significantly in recent years. The investment budget was adjusted upward from the original planned amount of approximately RMB4,900 million (excluding loan interest during construction) to approximately RMB7,200 million (including loan interest during construction). The Group therefore entered into an amendment agreement for the joint investment in, construction and operation of the Phase II West with its PRC partner (the same PRC partner of Phase I West) on 2 September 2008 to increase the Group's share of the registered capital for the project by approximately RMB402.5 million. Details of the transaction can be referred to in the joint announcement made by the Company and Hopewell Holdings Limited ("HHL") on 2 September 2008. The amendment agreement is now being processed by the relevant authorities.

The difference between the budget investment and the registered capital is financed by banks in the Mainland China. Loan facility has been obtained by the joint venture company.

Phase III of the Western Delta Route

Phase III West is a 38 km closed expressway, total six lanes in dual directions, with its northern end connected to Phase II West in Zhongshan and extending southwards to connect to the highway network in Zhuhai.

Phase III West is located at the populous and fast growing cities on the western bank of the PRD region. To fit in the city and transport planning of Zhongshan and Zhuhai and to shorten the lengthy land acquisition and demolition process, the alignment and design of certain sections of Phase III West had been revised. That included increasing the length of tunnel, which is of a higher construction cost, to be built from 2.5 km to 5.1 km. In addition, as a result of inflation and the State's stringent control policies on land use, the costs of land, construction materials, interest, etc. increased significantly in recent years. The investment budget of the project was revised from the original planned amount of RMB3,260 million (excluding loan interest during construction) to RMB5,600 million (including loan interest during construction). Similar to the case of Phase II West, the Group entered into an amendment agreement for the joint investment in, construction and operation of the Phase III West with its PRC partner (also the same PRC partner of Phase I West) on 2 September 2008 to increase the Group's share of the registered capital for the project by approximately RMB409.5 million. Details of the transaction can be referred to the joint announcement made by the Company and HHL dated 2 September 2008. The amendment agreement is now being processed by the relevant authorities. Depending upon the approval progress, it is currently planned to commence construction of Phase III West in 2010 and it may take approximately 3 to 4 years to complete.

Recently, the market prices of construction materials have dropped significantly as compared to September 2008 when the Group entered into agreements for further investments in Phase II West and Phase III West. This will help reduce the final cost of investments in the two projects. If the prices of construction materials remain at the current level, the total costs of Phase II West and Phase III West will be within the budget.

The Group will endeavour to expedite the construction of Phase II West and Phase III West and have them completed as planned. It is expected that, upon the completion of the entire Western Delta Route, it will be the most direct and convenient highway linking up Guangzhou, Foshan, Zhongshan and Zhuhai leading to Macau, and will become a strategic expressway on the western bank of the PRD region.

Hong Kong-Zhuhai-Macau Bridge Project

Over the past two decades, the Group and our Chairman have devoted much effort to the development of the Hong Kong-Zhuhai-Macau Bridge project and have won affirmative recognition from the Central Government and various local governments, as well as extensive support from the general public. Its construction will be speeded up. This reflects the excellent vision of our Chairman and the Group under his leadership. According to latest media coverage, the commencement of project construction may hopefully be advanced to 2009 and the bridge will be opened for use upon completion by 2015.

The Group believes that the fast-track construction plan of the Hong Kong-Zhuhai-Macau Bridge project will not only accelerate the economic cooperation among Guangdong, Hong Kong and Macau but also make positive contribution to the economic development of the western bank of the PRD region in addition to expanding and enhancing the regional highway network.

FINANCIAL REVIEW

Liquidity and Financial Resources

The Group's total debt to total assets ratio and gearing ratio (net debt to equity attributable to the equity holders of the Company) were 38% (30 June 2008: 29%) and 29% (30 June 2008: nil) respectively. The gearing structure is set out below:

	30 June 2008 HK$ million (restated)	***31 December 2008 HK$ million***
Total debt	5,071	**5,485**
Net debt *(Note)*	0	**2,418**
Total assets	17,423	**14,594**
Equity attributable to the equity holders of the Company	11,550	**8,389**
Total debt/Total assets	29%	**38%**
Net debt/Equity attributable to the equity holders of the Company	0%	**29%**

Note: Net debt is defined as total debt less bank balances and cash together with pledged bank balances and deposits. A zero balance of net debt represented that the bank balances and cash together with pledged bank balances and deposits exceeded total debt as at the balance sheet date.

The annual net cash inflow of the Group (excluding cash flows of joint venture companies proportionately shared by the Group but after payment of dividends to the Company's shareholders and operating expenses of the Group) amounted to approximately HK$2,093 million, HK$890 million and HK$573 million in the past 3 financial years ended 30 June 2008, 2007 and 2006 respectively. The net cash outflow for the six months ended 31 December 2008 of HK$3,074 million included payment of final and special final dividends for the year ended 30 June 2008 and special dividend for the year ending 30 June 2009 totaling HK$3,713 million. Excluding the special dividend of HK$2,495 million, the net cash outflow would be HK$579 million.

At 31 December 2008, the bank and other borrowings of the joint venture companies proportionately shared by the Group amounted to approximately HK$5,011 million (30 June 2008: HK$4,711 million) with the following profile:

(a) 99.9% (30 June 2008: 99.9%) was bank loans and 0.1% (30 June 2008: 0.1%) was other loan; and

(b) 57% (30 June 2008: 63%) was denominated in United States dollars, 36% (30 June 2008: 30%) was denominated in Renminbi and 7% (30 June 2008: 7%) was denominated in Hong Kong dollars.

The net current assets of the Group decreased 56% from approximately HK$5,661 million at 30 June 2008 to approximately HK$2,499 million at 31 December 2008 mainly attributable to the payment of special dividend amounting to HK$2,495 million in November 2008.

In October 2005, the Group obtained a 5-year committed and unsecured syndicated bank revolving credit and term loan facility of HK$3,600 million and the facility was undrawn at 30 June and 31 December 2008.

At 31 December 2008, the bank balances and cash of the Group and of the joint venture companies proportionately shared by the Group amounted to HK$2,923 million (30 June 2008: HK$5,997 million) and HK$144 million (30 June 2008: HK$240 million) respectively. The bank balances and cash of the Group together with the committed undrawn banking facility totaling HK$6,523 million (30 June 2008: HK$9,597 million). Together with stable cash dividend from the Group's joint venture company, GS Superhighway JV (of which the Group had received cash dividend of HK$578 million, HK$614 million and HK$1,048 million for the six months ended 31 December 2008, years ended 30 June 2008 and 2007 respectively), the Group has sufficient financial resources to cater for its recurring operating activities, present and potential investment activities.

In view of strong financial position, the Board is pleased to revise the target dividend payout ratio to 100%. Taking into account the operating cashflow and the dividends paid during the years ended 30 June 2004 to 2007, the Group accumulated a cash surplus of approximately of HK$2.1 billion. Based on current operating cash flows, this target payout ratio is sustainable.

Debt Maturity Profile

The maturity profile of bank and other borrowings of the jointly controlled entities proportionately shared by the Group as at 31 December 2008 as compared to that at 30 June 2008 is shown as follows:

	30 June 2008	***31 December 2008***
Repayable within 1 year	6%	**7%**
Repayable between 1 to 5 years	26%	**29%**
Repayable beyond 5 years	68%	**64%**

Other than the above, the Group has no corporate debt outstanding both at 30 June and 31 December 2008. All the bank borrowings of the jointly venture companies are from PRC banks and carrying at floating interest rates.

Interest Rate and Exchange Rate Exposures

The cash dividends received from the Group's joint venture companies are settled in Hong Kong dollar whereas the Group's expenses are mainly in Hong Kong dollar. Substantial portion of bank borrowings of a joint venture company is denominated in United States dollar which generated an exchange gain upon retranslation of such United States dollar bank borrowings.

The Group closely monitors its interest rate and foreign exchange exposure, and the use of financial instrument is strictly controlled. Neither the Group nor the joint venture companies have any financial derivative instruments to hedge the interest rate or foreign currency exchange rate exposures.

In prior periods, the Company's functional currency was Hong Kong dollar. During the period, the management has re-evaluated the underlying investment activities and strategy of the Company and have determined that the functional currency of the Company has changed from Hong Kong dollar to Renminbi. The effects of the change of the functional currency of the Company have been accounted for prospectively during the period. Upon the change of the functional currency of the Company from HKD to Renminbi, the Company translates all items into the new functional currency using the exchange rate at the date of the change. The resulting translated amount for non-monetary items are treated as their historical cost.

Treasury Policies

The Group continues to adopt prudent and conservative treasury policies in financial and funding management. Its liquidity and financial resources are reviewed on a regular basis to minimize the cost of funding and enhance the return on financial assets. All of its cash are generally placed in short-term deposits denominated mainly in Hong Kong dollar. The Group has not invested in any financial derivative instruments or accumulators.

Capital Commitments

On 2 September 2008, the Group entered into amendment agreements in relation to Phase III West with the PRC partner of the West Route JV (the "2008 Phase III Amendment Agreements"). Subject to the approval of the relevant PRC authorities, the total investment for Phase III West will be adjusted to RMB5,600 million, instead of RMB3,260 million as contemplated under the previous amendment agreements in relation to Phase III West entered in 2005 (the "2005 Phase III Amendment Agreements"). 35% of the total investment representing RMB1,960 million will be contributed by the Group and the PRC partner of the West Route JV in equal share. The total capital contribution thereon to be made by the Group to West Route JV for the development of Phase III West will be RMB980 million, instead of RMB570.5 million as contemplated under the 2005 Phase III Amendment Agreements.

On 2 September 2008, the Group also entered into amendment agreements in relation to Phase II West with the PRC partner of the West Route JV. Subject to the approval of the relevant PRC authorities, the total investment for Phase II West will be increased by RMB2,300 million to RMB7,200 million. The corresponding increase in the registered capital of West Route JV by RMB805 million will be contributed by the Group and the PRC partner of the West Route JV in equal share. The increase in capital contribution thereon to be made by the Group to the West Route JV for the development of Phase II West is RMB402.5 million.

As set out in the "Joint Letter from the HH Board and the HHI Board" in the joint circular of the Company and HHL dated 22 September 2008, the Company had applied to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for, and the Stock Exchange had granted, a waiver of the requirement to hold a general meeting to seek independent shareholders' approval of the above-mentioned amendment agreements in relation to Phase II West and Phase III West entered in 2008.

During the six months ended 31 December 2008, the Group made no capital contribution to West Route JV for development of the Phase II West (30 June 2008: RMB587 million). At 31 December 2008, the Group had outstanding commitments to make capital contribution (the total capital being 35% of the total investment amounted to RMB7,200 million) to West Route JV of RMB498.6 million (30 June 2008: RMB96 million).

The difference between the budget investment and the registered capital of Phase II West is financed by banks in Mainland China. Loan facility has been obtained by the joint venture company. The Group is currently planned to make additional capital contribution for Phase II West before the end of 30 June 2010. Such loan facility and equity contributions by the Group and the PRC partner of the West Route JV shall meet completely the funding requirement for Phase II West if the project cost is controlled within the total budget investment.

At 31 December 2008, the Group had agreed, subject to the approval of the relevant PRC authorities, to make capital contribution (the total capital being 35% of the total investment amounted to RMB5,600 million) to West Route JV for development of the Phase III West of RMB980 million (30 June 2008: RMB570.5 million). It is currently planned that the Group will make its capital contribution for Phase III West of RMB980 million before the end of 30 June 2010 and 2011 in the proportion of 35% and 65% respectively.

At 31 December 2008, GS Superhighway JV and West Route JV had outstanding commitments in respect of acquisition of property and equipment, and construction of the Phase II West contracted but not provided for proportionately shared by the Group totaling HK$1,854 million (30 June 2008: HK$1,658 million).

Pledge of Assets

At 31 December 2008, certain assets of the jointly controlled entities of the Group were pledged to banks to secure general banking facilities granted to the jointly controlled entities. The carrying amounts of these assets are analyzed as follows:

	30 June 2008 HK$ million (restated)	***31 December 2008 HK$ million***
Concession intangible assets	8,306	**8,218**
Bank balances and deposits	235	**139**
Other assets	374	**275**
	8,915	**8,632**

At 30 June 2008 and 31 December 2008, the toll collection right of GS Superhighway JV and 65% of the toll collection right of Phase I West were pledged to banks to secure general banking facilities granted to the respective joint venture company.

Contingent Liabilities

At 31 December 2008, there was no material contingent liabilities for the Group.

Material Acquisition or Disposal

During the six months ended 31 December 2008, there was no material acquisition or disposal of the Company's subsidiaries or associated companies.

OTHER INFORMATION

Review of Interim Results

The unaudited interim results of the Group for the six months ended 31 December 2008 have been reviewed by the Audit Committee and auditors of the Company, Messrs. Deloitte Touche Tohmatsu.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 31 December 2008, the interests and short positions of the Directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

(A) the Company[(i)]

	Shares						
Directors	***Personal interests (held as beneficial owner)***	***Family interests (interests of spouse or child under 18)***	***Corporate interests[(ii)] (interests of controlled corporation)***	***Other interests***	***Awarded shares[(iv)]***	***Total interests***	***% of issued share capital***
Sir Gordon Ying Sheung WU	6,249,402	2,772,000	10,124,999	3,068,000[(iii)]	—	22,214,401	0.75%
Eddie Ping Chang HO	1,824,046	136,554	205,000	—	—	2,165,600	0.07%
Thomas Jefferson WU	7,915,000	—	82,000	—	—	7,997,000	0.27%
Alan Chi Hung CHAN	280,000	—	—	—	140,000	420,000	0.01%
Leo Kwok Kee LEUNG	100,000	—	—	—	100,000	200,000	0.01%
Kojiro NAKAHARA	1,067	—	—	—	—	1,067	0.00%
Cheng Hui JIA	200,000	—	—	—	100,000	300,000	0.01%

Notes:

(i) All interests in the shares of the Company were long positions. None of the Directors or chief executives held any short position in the shares of the Company.

(ii) The corporate interests were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests in 3,068,000 shares represented the interests held jointly by Sir Gordon Ying Sheung WU ("Sir Gordon WU") and his wife Lady Ivy Sau Ping KWOK WU ("Lady WU").

(iv) The interests in awarded shares represented interests of awarded shares granted to Directors under the Employees' Share Award Scheme of the Company adopted on 25 January 2007 but not yet vested, details of which are set out below:

Directors	***Date of award***	***No. of awarded shares***	***Vesting date***
Alan Chi Hung CHAN	25/01/2007	140,000	25/01/2009
Leo Kwok Kee LEUNG	25/01/2007	100,000	25/01/2009
Cheng Hui JIA	25/01/2007	100,000	25/01/2009

(B) Associated Corporation

Hopewell Holdings Limited ("HHL")

Directors	HHL shares: Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests[i] (interests of controlled corporation)	Other interests	HHL Share options[iii]	Awarded shares[iv]	Total interests	% of issued share capital
Sir Gordon Ying Sheung WU	74,683,032	24,720,000	111,250,000	30,680,000[ii]	—	—	241,333,032	27.36%
Eddie Ping Chang HO	25,023,462	1,365,538	2,050,000	—	—	—	28,439,000	3.22%
Thomas Jefferson WU	25,130,000	—	820,000	—	—	—	25,950,000	2.94%
Alan Chi Hung CHAN	585,000	—	—	—	—	—	585,000	0.07%
Lee Yick NAM	90,000	—	—	—	—	—	90,000	0.01%
Kojiro NAKAHARA	10,671	—	—	—	—	—	10,671	0.00%
Cheng Hui JIA	241,000	—	—	—	—	—	241,000	0.03%
Barry Chung Tat MOK	838,000	—	—	—	—	50,000	888,000	0.10%
Nicholas Tai Keung MAY	—	—	—	—	240,000	—	240,000	0.03%

Notes:

(i) The corporate interests of HHL Shares were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(ii) The other interests in 30,680,000 HHL Shares represented the interest held by Sir Gordon WU jointly with Lady WU.

(iii) The interests in HHL share options represented HHL share options granted under the share option scheme of HHL adopted on 1 November 2003 to subscribe for HHL Shares, details of which are set out below:

Director	Date of grant	Exercise price per share HK$	Number of outstanding options	Exercise period
Nicholas Tai Keung MAY	15/11/2007	36.10	240,000	01/12/2008–30/11/2014

(iv) The interests in awarded shares represented interests of awarded shares granted to Directors under the HHL Employees' Share Award Scheme adopted on 25 January 2007 but not yet vested, details of which are set out below:

Director	Date of award	No. of awarded shares	Vesting date
Barry Chung Tat MOK	25/01/2007	50,000	25/01/2009

All the above interests in the shares and underlying shares of equity derivatives of associated corporation were long positions.

Save as aforesaid, as at 31 December 2008, none of the Directors or chief executives had any other interests or short position in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Options

(a) The share option scheme of the Company was approved by the written resolutions of the then sole shareholder of the Company passed on 16 July 2003 and approved by shareholders of HHL at an extraordinary general meeting held on 16 July 2003 (the "Option Scheme"). The Option Scheme will expire on 15 July 2013.

(b) Details of the movement of share options under the Option Scheme during the period ended 31 December 2008 were as follows:

			Number of share options						
	Date of grant	*Exercise price per share HK$*	*Outstanding at 01/07/2008*	*Granted during the period*	*Exercised during the period*	*Cancelled/ lapsed during the period*	*Outstanding at 31/12/2008*	*Exercise period*	*Closing price before date of grant falling within the period HK$*
Employees	17/10/2006	5.858	4,928,000	—	—	488,000	4,440,000	01/12/2007–30/11/2013	N/A
Employees	19/11/2007	6.746	760,000	—	—	—	760,000	01/12/2008–30/11/2014	N/A
Employees	24/07/2008	5.800	—	800,000	—	400,000	400,000	01/08/2009–31/07/2015	5.740
Total			5,688,000	800,000	—	888,000	5,600,000		

The options granted on 17 October 2006, 19 November 2007 and 24 July 2008 are exercisable in the following manner:

Maximum options exercisable	*Exercise period*
Granted on 17 October 2006	
20% of options granted	01/12/2007–30/11/2008
40%* of options granted	01/12/2008–30/11/2009
60%* of options granted	01/12/2009–30/11/2010
80%* of options granted	01/12/2010–30/11/2011
100%* of options granted	01/12/2011–30/11/2013
Granted on 19 November 2007	
20% of options granted	01/12/2008–30/11/2009
40%* of options granted	01/12/2009–30/11/2010
60%* of options granted	01/12/2010–30/11/2011
80%* of options granted	01/12/2011–30/11/2012
100%* of options granted	01/12/2012–30/11/2014
Granted on 24 July 2008	
20% of options granted	01/08/2009–31/07/2010
40%* of options granted	01/08/2010–31/07/2011
60%* of options granted	01/08/2011–31/07/2012
80%* of options granted	01/08/2012–31/07/2013
100%* of options granted	01/08/2013–31/07/2015
* including those not previously exercised	

The fair value of the share options granted during the period with the exercise price per share of HK$5.80 is estimated at approximately HK$842,900 at the date of grant using the Binomial option pricing model. The value is estimated based on the share price of HK$5.80 per share at the grant date, the historical volatility of share price of the Company of 25.94% which is based on 5 years daily historical volatility of the Company's share price from the date of listing to 24 July 2008, expected life of options of 7 years, expected dividend yield of 4.66%, and the risk-free rate of 3.598% with reference to the rate on the 7-year Exchange Fund Notes.

The Binomial option pricing model was developed for use in estimating the fair value of traded option. Such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the characteristics of the options granted during the period are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Binomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Awards of the Company

(a) The Share Award Scheme (the "Award Scheme") was adopted by the Board on 25 January 2007 ("Adoption Date"). Unless terminated earlier by the Board, the Award Scheme shall be valid and effective for a term of 15 years commencing on the Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the Adoption Date. A summary of some of the principal terms of the Award Scheme is set out in (b) below.

(b) The purpose of the Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of the Group and to give incentive in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group.

Under the Award Scheme, the Board (or where the relevant selected employee is a director of the Company, the Remuneration Committee) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the Award Scheme and determine the number of shares to be awarded. The Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the Board under the Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of the Company as at the date of such grant.

(c) Details of the movement of share awards under the Award Scheme for the period under review were set out below:

Vesting Date	Outstanding at 01/07/2008	Movements during the period			Outstanding at 31/12/2008
		Awarded	Vested	Lapsed	
Directors					
25/01/2009	340,000	—	—	—	340,000
Employee					
25/01/2009	40,000	—	—	—	40,000
Total	380,000	—	—	—	380,000
Weighted average fair value	HK$5.94	—	—	—	HK$5.94

(d) During the period under review, the dividend income amounted to HK$155,800 (2007: HK$152,000) had been received in respect of the shares held upon the trust for the Award Scheme and shall form part of the trust fund of such trust. The trustee may apply such cash for the purchase of the Company's Shares which shall become returned shares (i.e. the awarded shares which are not vested in accordance with the terms of the Award Scheme whether as a result of a lapse or otherwise) for the purpose of the Award Scheme and shall be held by the trustee for the benefit of one or more employees of the Group, or apply such cash to defray the fees, costs and expenses in relation to the establishment and administration of such scheme, or return such cash to the Company, as the trustee in its absolute discretion shall at any time determine, after having taken into consideration recommendations of the remuneration committee of the board of the Company.

Substantial Shareholders

As at 31 December 2008, to the best knowledge of the Directors, the interests of persons (other than Directors and chief executives of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Name	Capacity	Number of shares (corporate interests)	% of issued share capital
Anber Investments Limited	Beneficial owner	2,160,000,000[(A)]	72.81%
Delta Roads Limited	Interests of controlled corporation	2,160,000,000[(A)]	72.81%
Dover Hills Investments Limited	Interests of controlled corporation	2,160,000,000[(A)]	72.81%
Supreme Choice Investments Limited	Interests of controlled corporation	2,160,000,000[(A)]	72.81%
Hopewell Holdings Limited	Interests of controlled corporation and Beneficial owner[(B)]	2,169,101,500[(B)]	73.12%

Notes:

(A) The 2,160,000,000 shares were held by Anber Investments Limited ("Anber"), a wholly-owned subsidiary of Delta Roads Limited ("Delta") which was wholly-owned by Dover Hills Investments Limited ("Dover"). Dover was in turn 100% owned by Supreme Choice Investments Limited ("Supreme"), a wholly-owned subsidiary of HHL. The interests of Anber, Delta, Dover, Supreme and HHL in 2,160,000,000 shares were long positions, represented the same block of shares and were deemed under the SFO to have same interests with each other.

(B) 9,101,500 shares were held as beneficial owner and the remaining 2,160,000,000 shares were held through interests of controlled corporations referred to in Note (A).

Save as disclosed above, the Company has not been notified of any other interests or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under Section 336 of the SFO as at 31 December 2008.

Purchase, Sale or Redemption of Securities

During the six months ended 31 December 2008, the Company repurchased 4,862,500 shares on the Stock Exchange at an aggregate consideration, including transaction costs, of HK$20,632,000. All the repurchased shares were subsequently cancelled. The nominal value of the cancelled shares of HK$486,250 was debited to share capital and such part of the consideration in excess of the nominal value of the cancelled shares was paid out from the Company's share premium. Details of the repurchases are as follows:

Month of the repurchases	Total no. of ordinary shares repurchased	Lowest price paid per share HK$	Highest price paid per share HK$	Aggregate consideration paid (including transaction costs) HK$
November 2008	400,000	3.90	4.15	1,653,000
December 2008	4,462,500	4.09	4.30	18,979,000
Total	4,862,500			20,632,000

The purchases were made for the benefit of the shareholders with a view to enhancing the earnings per share of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its listed securities during the six months ended 31 December 2008.

Employees and Remuneration Policies

As at 31 December 2008, the Group, excluding the joint venture companies, had a total of 34 full-time employees, with 25 in Hong Kong and 9 in the PRC. Recognizing that talents are crucial to the Group's long-term development, the Group offers a repertoire of training programs to the employees during the period under review, with intent to enhance both personal and organizational effectiveness. Typical examples of training programs included High Impact Presentation Skills Training Workshop, Insurance Principles & Practices Workshop and Business Etiquette Training Workshop.

The Group believes when working under a healthier and safer environment, staff commitment and retention will be enhanced, and more productive the staff will be. During the period under review, strenuous effort was made to promote and achieve work-life balance by organizing a variety of recreation, safety and health care programs for the employees. In addition, the Group provided opportunities for the employees and their families to serve the local community. These included our sponsorship and participation in the Walk for Million and Physically Handicapped & Able-Bodied Association Walk organized by the Community Chest and the Hong Kong PHAB Association.

In alignment with the "pay for performance" culture, the Group offers remuneration packages which reflect employees' skills, knowledge and individual performance. The Group continues to provide competitive remuneration packages (including various fringe benefits including medical and personal accident insurance coverage) to employees based on the market practices and individual performance. In addition to the contractual bonus and the discretionary bonus which may be granted to the employees based on the individual performance and the Group's performance, the Group has granted share options and share awards to employees to recognize the contributions by such employees of the Group, to retain quality staff and to attract suitable personnel for further development of the Group.

Corporate Governance

During the period under review, the Company has complied with all code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules.

Model Code for Securities Transactions

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as its model code for securities transactions by the Company's Directors and an employees' share dealing rule on terms no less exacting than those set out in the Model Code for the relevant employees who are or may be in possession of unpublished price sensitive information. Based on the specific enquiries made of all Directors, each of the Directors has confirmed that he has complied fully with the required standard set out in the Model Code throughout the period under review.

Disclosure under Chapter 13.18 of the Listing Rules

Pursuant to a loan agreement entered into by a wholly-owned subsidiary of the Company for a facility in the aggregate amount of HK$3,600 million with a tenor of 5 years from 13 October 2005, it will be an event of default if the Company ceases at any time to be a subsidiary of HHL.

Retirement of Director

Mr. Lijia HUANG, an Executive Director of the Company, ceased to be a Director of the Company upon his retirement from the board of Directors of the Company at the conclusion of the Company's Annual General Meeting held on 13 October 2008. He did not seek for re-election due to other personal commitments. The Board would like to express its appreciation for Mr. HUANG's valuable contribution during his tenure of office as a Director of the Company.

On behalf of the Board
Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 26 February 2009

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED
合和公路基建有限公司
(incorporated in the Cayman Islands with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 23 to 37, which comprises the condensed consolidated balance sheet of Hopewell Highway Infrastructure Limited and its subsidiaries as of 31 December 2008 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard ("IAS") 34 "Interim Financial Reporting" issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
26 February 2009

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 31 DECEMBER 2008

		Six months ended 31 December	
	NOTES	*2007*	***2008***
		(unaudited)	***(unaudited)***
		HK$'000	***HK$'000***
		(restated)	
Toll fee income		923,520	**931,265**
Revenue on construction		367,440	**539,293**
Turnover	3	1,290,960	**1,470,558**
Other income and other expense	4	327,398	**122,916**
Construction costs		(367,440)	**(539,293)**
Provision for resurfacing charges		(13,454)	**(5,686)**
Toll expressway operation expenses		(98,657)	**(79,676)**
Depreciation and amortisation charges		(168,019)	**(150,112)**
General and administrative expenses		(81,944)	**(46,443)**
Finance costs	5	(148,201)	**(95,131)**
Gain on disposal of a jointly controlled entity	6	973,594	**—**
Profit before tax		1,714,237	**677,133**
Income tax expenses	7	(301,231)	**(89,159)**
Profit for the period	8	1,413,006	**587,974**
Attributable to:			
Equity holders of the Company		1,404,026	**579,033**
Minority interests		8,980	**8,941**
Profit for the period		1,413,006	**587,974**
Dividends paid	9	594,065	**3,713,098**
		HK Cents	***HK Cents***
		(restated)	
Earnings per share	10		
Basic		47.27	**19.50**
Diluted		47.25	**19.50**

CONDENSED CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2008

	NOTES	30 June 2008 (audited) HK$'000 (restated)	**31 December 2008 (unaudited) HK$'000**
ASSETS			
Non-current Assets			
Property and equipment		183,980	**179,636**
Concession intangible assets		10,361,834	**10,764,558**
Balances with jointly controlled entities		530,645	**510,167**
		11,076,459	**11,454,361**
Current Assets			
Inventories		2,052	**2,303**
Deposits and prepayments		17,212	**13,522**
Other receivables		78,477	**56,167**
Other receivable from a joint controlled entity		11,714	**—**
Pledged bank balances and deposits		235,265	**138,667**
Bank balances and cash			
— The Group		5,997,274	**2,923,226**
— Jointly controlled entities		4,865	**5,781**
		6,346,859	**3,139,666**
Total Assets		17,423,318	**14,594,027**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	11	297,048	**296,653**
Share premium and reserves		11,252,505	**8,091,936**
Equity attributable to equity holders of the Company		11,549,553	**8,388,589**
Minority interests		50,718	**47,678**
Total Equity		11,600,271	**8,436,267**
Non-current Liabilities			
Other payables		55,267	**84,744**
Bank and other loans	12	4,444,077	**4,670,314**
Balances with joint venture partners		360,154	**474,294**
Provision for resurfacing		25,920	**2,193**
Deferred tax liabilities	13	251,731	**285,490**
		5,137,149	**5,517,035**
Current Liabilities			
Other payables, accruals and deposits received		383,145	**227,852**
Bank loans	12	267,109	**340,628**
Other payable to a joint venture partner		—	**13,178**
Other interest payable		5,677	**5,602**
Tax liabilities		29,967	**24,122**
Provision for resurfacing		—	**29,343**
		685,898	**640,725**
Total Liabilities		5,823,047	**6,157,760**
Total Equity and Liabilities		17,423,318	**14,594,027**

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 31 DECEMBER 2008

	Attributable to equity holders of the Company											
	Share capital HK$'000	***Share premium HK$'000***	***PRC statutory reserves HK$'000***	***Translation reserve HK$'000***	***Shares held for share award scheme HK$'000***	***Share option reserve HK$'000***	***Share award reserve HK$'000***	***Share repurchase reserve HK$'000***	***Retained profits HK$'000***	***Total HK$'000***	***Minority interests HK$'000***	***Total HK$'000***
At 1 July 2007												
— As originally stated (audited)	297,033	7,474,073	106,353	201,115	(5,535)	1,743	1,433	—	2,818,880	10,895,095	44,383	10,939,478
— Effect of changes in accounting policies (note 2)	—	—	—	(13,225)	—	—	—	—	(126,256)	(139,481)	—	(139,481)
— As restated	297,033	7,474,073	106,353	187,890	(5,535)	1,743	1,433	—	2,692,624	10,755,614	44,383	10,799,997
Exchange gain on translation of foreign operation (recognised directly in equity)	—	—	—	70,409	—	—	—	—	—	70,409	—	70,409
Profit for the period	—	—	—	—	—	—	—	—	1,404,026	1,404,026	8,980	1,413,006
Transfer to profit or loss on disposal of a jointly controlled entity	—	—	—	(76,918)	—	—	—	—	—	(76,918)	—	(76,918)
Total recognised (expense) income	—	—	—	(6,509)	—	—	—	—	1,404,026	1,397,517	8,980	1,406,497
Change in profit sharing of a jointly controlled entity	—	—	(4,254)	(3,475)	—	—	—	—	—	(7,729)	—	(7,729)
Recognition of equity-settled share-based payments	—	—	—	—	—	1,329	1,778	—	—	3,107	—	3,107
Shares issued at premium on exercise of share options	7	482	—	—	—	(68)	—	—	—	421	—	421
Transfer between reserves	—	—	7,411	—	—	—	—	—	(7,411)	—	—	—
Final dividend paid for year ended 30 June 2007	—	—	—	—	—	—	—	—	(594,065)	(594,065)	—	(594,065)
Dividends paid to minority interests	—	—	—	—	—	—	—	—	—	—	(8,113)	(8,113)
At 31 December 2007, as restated (unaudited)	297,040	7,474,555	109,510	177,906	(5,535)	3,004	3,211	—	3,495,174	11,554,865	45,250	11,600,115
At 1 July 2008												
— As originally stated (audited)	297,048	7,475,091	109,826	301,057	(2,768)	3,725	1,544	—	3,500,833	11,686,356	50,718	11,737,074
— Effect of changes in accounting policies (note 2)	—	—	—	(27,437)	—	—	—	—	(109,366)	(136,803)	—	(136,803)
— As restated	297,048	7,475,091	109,826	273,620	(2,768)	3,725	1,544	—	3,391,467	11,549,553	50,718	11,600,271
Exchange loss arising on translation (recognised directly in equity)	—	—	—	(7,999)	—	—	—	—	—	(7,999)	—	(7,999)
Profit for the period	—	—	—	—	—	—	—	—	579,033	579,033	8,941	587,974
Total recognised (expense) income	—	—	—	(7,999)	—	—	—	—	579,033	571,034	8,941	579,975
Recognition of equity-settled share-based payments	—	—	—	—	—	1,224	543	—	—	1,767	—	1,767
Shares repurchased and cancelled	(395)	(16,332)	—	—	—	—	—	—	—	(16,727)	—	(16,727)
Transfer between reserves	—	—	601	—	—	—	—	—	(601)	—	—	—
Final dividend paid for year ended 30 June 2008	—	—	—	—	—	—	—	—	(1,217,896)	(1,217,896)	—	(1,217,896)
Special dividend paid for the year ending 30 June 2009	—	(2,495,202)	—	—	—	—	—	—	—	(2,495,202)	—	(2,495,202)
Dividends paid to minority interests	—	—	—	—	—	—	—	—	—	—	(11,981)	(11,981)
Repurchase of own shares pending for cancellation	—	—	—	—	—	—	—	(3,940)	—	(3,940)	—	(3,940)
At 31 December 2008 (unaudited)	296,653	4,963,557	110,427	265,621	(2,768)	4,949	2,087	(3,940)	2,752,003	8,388,589	47,678	8,436,267

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 31 DECEMBER 2008

	NOTE	Six months ended 31 December 2007 (unaudited) HK$'000 (restated)	2008 (unaudited) HK$'000
Net cash from operating activities		443,955	**144,668**
Net cash from investing activities:			
Net cash flow arising on disposal of a jointly controlled entity	6	1,719,912	—
Tax paid on disposal of a jointly controlled entity		(132,376)	—
Purchase of property and equipment		(5,756)	**(9,533)**
Interest received		127,268	**68,811**
Repayment of other receivable from a jointly controlled entity		—	**11,714**
Repayment of loans made to a jointly controlled entity		503,312	**28,620**
Advance of loans made by the Group to a jointly controlled entity		(47,500)	—
Other investing cashflows		111	**42**
		2,164,971	**99,654**
Net cash used in financing activities:			
Proceeds from issue of shares		421	—
Interest paid		(143,300)	**(112,874)**
New bank and other loans raised		505,056	**393,518**
Repayment of bank and other loans		(95,139)	**(80,122)**
Dividends paid to:			
— equity holders of the Company		(594,065)	**(3,713,098)**
— a minority shareholder of a subsidiary		(8,113)	**(11,981)**
Repayment of loans made from a joint venture partner		(284,075)	—
Capital contribution or advance of loans made by a joint venture partner		62,578	**151,202**
Repurchase of shares		—	**(20,667)**
		(556,637)	**(3,394,022)**
Net increase (decrease) in cash and cash equivalents		2,052,289	**(3,149,700)**
Cash and cash equivalents at 1 July		4,322,389	**6,210,116**
Effect of foreign exchange rate changes		(4,176)	**(20,006)**
Effect of change in profit sharing of a jointly controlled entity		(15,352)	—
Cash and cash equivalents at 31 December		6,355,150	**3,040,410**
Analysis of the balances of cash and cash equivalents:			
Bank balances and cash		6,253,695	**2,929,007**
Pledged bank balances and deposits		101,455	**111,403**
Cash and cash equivalents at 31 December		6,355,150	**3,040,410**

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with International Accounting Standard 34 "Interim Financial Reporting" issued by International Accounting Standards Board ("IASB").

In prior periods, the Company's functional currency was Hong Kong dollars ("HKD"). During the period, the directors have re-evaluated the underlying investment activities and strategy of the Company and have determined that the functional currency of the Company has changed from HKD to Renminbi. The effects of the change of the functional currency of the Company have been accounted for prospectively during the period.

The financial information continue to be presented in HKD as the directors consider that HKD is the appropriate presentation currency since the shares of the Company are listed on the Stock Exchange.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are initially measured at fair values and measured at amortised costs using the effective interest method after initial recognition. The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30 June 2008 except for the matters described below.

Upon the change of the functional currency of the Company from HKD to Renminbi, the Company translates all items into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost.

In the current interim period, the Group has applied, for the first time, the following new amendments issued by the IASB and the following new interpretations developed by the International Financial Reporting Interpretations Committee (collectively referred to as the "new IFRSs"), which are or have become effective.

IAS 39 & IFRS 7 (Amendments)	Reclassification of Financial Assets
IFRIC 12	Service Concession Arrangements
IFRIC 13	Customer Loyalty Programmes
IFRIC 14	IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of these new IFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results and financial position of the Group for the current or prior accounting periods have been prepared and presented.

Service Concession Arrangements

In the current period, the Group has applied IFRIC 12 "Service Concession Arrangements".

The jointly controlled entities of the Group had entered into contractual service arrangements with local government authorities (the "grantor") of the People's Republic of China (the "PRC") to participate in the development, financing, operation and maintenance of toll expressway. Under the arrangements, the jointly controlled entities of the Group carried out the construction or upgrade of toll expressways for the grantor and received in exchange a right to operate the toll expressways concerned as a public service on behalf of the grantor and an entitlement to the toll fees collected from users of the toll expressways.

IFRIC 12 provides guidance on the accounting by the operator of a service concession arrangement which involves the provision of public sector services.

In prior periods, the construction costs incurred on toll expressways for which the jointly controlled entities of the Group are entitled to the operating rights of the toll expressways for a specified concession period, were recorded as property and equipment and were stated at cost less accumulated depreciation and any accumulated impairment loss. Depreciation of the toll expressways other than the repavement costs capitalised was calculated to write off their costs, over their expected useful lives or the remaining concession period, whichever was shorter, commencing from the date of commencement of commercial operation of the toll expressways based on the ratio of actual traffic volume compared to the total expected traffic volume over the remaining period of the respective jointly controlled entities to the net carrying value of the assets. The expected traffic volumes are estimated by management or determined by reference to traffic projection reports prepared by independent traffic consultants. Depreciation of repavement costs capitalised is calculated based on a similar basis over an estimated useful life of eight years.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Service Concession Arrangements *(continued)*
In accordance with IFRIC 12, infrastructure within the scope of this interpretation is not recognised as property and equipment of the operator as the contractual service arrangement does not convey the right to control the use of the public service infrastructure to the operator. If the operator provides construction and upgrade services of the infrastructure, this interpretation requires the operator to account for its revenue and costs in accordance with IAS 11 "Construction Contracts" for the construction and upgrade services of the infrastructure and to account for the fair value of the consideration received and receivable for the construction and upgrade services as an intangible asset in accordance with IAS 38 "Intangible Assets" to the extent that the operator receives a right (a licence referred to as "concession intangible assets") to charge users of the public service, such amounts are contingent on the extent that the public uses the service. The management considers that the construction profit margin is negligible with reference to the net present value of the estimated future net toll operating revenues less the estimated construction costs entitled by the jointly controlled entities of the Group during the period of provision of construction services. In addition, the operator accounts for the services in relation to the operation of the infrastructure in accordance with IAS 18 "Revenue".

Once the underlying toll expressway infrastructure is completed, the concession intangible assets are amortised to write off their cost, over their expected useful lives or the remaining concession period, whichever is shorter, commencing from the date of commencement of commercial operation of the underlying toll expressways using an amortisation method which reflects the pattern in which the intangible asset's future economic benefits are expected to be consumed.

As part of its obligations under the arrangements, the jointly controlled entities of the Group assume responsibility for resurfacing of the toll expressways infrastructure they manage. The resulting resurfacing costs, except for upgrade services, are recognised as provisions according to the requirements of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", when the jointly controlled entities of the Group has a present legal or constructive obligation as a result of past events.

Provision for resurfacing obligations are measured at the present value of the expenditures expected to be required to settle the obligation at any date that is proportional to the traffic volume by that date, using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time (over the estimated resurfacing work for every fifteen years) is recognised as a provision for resurfacing charges in the condensed consolidated income statement.

The deferred tax consequences of the deductible temporary differences are now reassessed on the basis that reflect the tax consequences that would follow the manner in which the Group expects to reverse at each balance sheet date.

For the service arrangements that are impracticable for the Group to apply this interpretation retrospectively at the Group's financial period beginning on 1 July 2007, the Group recognised the intangible assets on 1 July 2007 by using the previous carrying amounts of the intangible assets, (however previously classified) as their carrying amounts as at 1 July 2007. Prepaid lease payments made in conjunction with the service concession arrangements which the Group has no discretion or latitude to deploy for other services other than arising in the service concession arrangement are also reclassified as intangible assets acquired under the service concession arrangement on 1 July 2007. They were previously separately presented and amortised on a straight line basis over the respective service concession period.

The Group has incurred additional development expenditure for the construction and development of the toll expressways operated by the jointly controlled entities ("Additional Development Cost"), which were not accounted for by those entities. In prior periods, a portion of such costs, calculated based on the Group's interest in the jointly controlled entities, was included in the costs of toll expressways. The balance of such costs was carried as "Additional investment cost in jointly controlled entities" and was amortised on the same basis adopted by the relevant jointly controlled entities in depreciating their toll expressways. On disposal of a jointly controlled entity, the attributable amount of the unamortised Additional Development Cost is included in the determination of the profit or loss on disposal. "Additional investment cost in toll expressway project under development", which represents the development expenditure incurred for the toll expressway project prior to the commencement of physical construction, was stated at cost less any identified impairment losses.

The above additional investment costs are also reclassified as intangible assets under the service concession arrangement on 1 July 2007.

For the current interim period, except as described above, the Group applied this interpretation retrospectively and the financial impact on the adoption of this interpretation is summarised below.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Summary of the Effects of the Changes in Accounting Policies

The effect of changes in accounting policies resulted from application of IFRIC 12 for the current and prior periods by line items presented according to their function are as follows:

	Six months ended 31 December 2007 HK$'000	2008 HK$'000
Increase in turnover	367,440	**539,293**
Increase in construction costs	(367,440)	**(539,293)**
Increase in provision for resurfacing charges	(13,454)	**(5,686)**
Decrease in depreciation and amortisation charges	38,773	**13,961**
Increase in income tax expenses	(3,787)	**(855)**
Increase in profit for the period	21,532	**7,420**

The cumulative effect of the application of the new interpretation as at 30 June 2008 is summarised below:

	As at 30 June 2008 (originally stated) HK$'000	**Adjustments HK$'000**	**As at 30 June 2008 (restated) HK$'000**
Balance sheet items			
Property and equipment	**9,394,586**	**(9,210,606)**	**183,980**
Additional investment cost in jointly controlled entities	**1,113,375**	**(1,113,375)**	**—**
Additional investment cost in toll expressway project under development	**53,903**	**(53,903)**	**—**
Prepaid lease payments	**139,067**	**(139,067)**	**—**
Concession intangible assets	**—**	**10,361,834**	**10,361,834**
Provision for resurfacing	**—**	**(25,920)**	**(25,920)**
Deferred tax liabilities	**(295,965)**	**44,234**	**(251,731)**
Total effects on assets and liabilities		**(136,803)**	
Retained profits	**3,500,833**	**(109,366)**	**3,391,467**
Other reserves	**7,888,475**	**(27,437)**	**7,861,038**
Total effects on equity		**(136,803)**	

The effects of the application of the new interpretation on the Group's equity at 1 July 2007 are summarised below:

	As at 1 July 2007 (originally stated) HK$'000	*Adjustments HK$'000*	*As at 1 July 2007 (restated) HK$'000*
Retained profits	2,818,880	(126,256)	2,692,624
Other reserves	7,779,182	(13,225)	7,765,957
Total effects on equity		(139,481)	

2. Principal Accounting Policies *(continued)*

Summary of the Effects of the Changes in Accounting Policies *(continued)*
Impact on basic earnings per share:

	Six months ended 31 December	
	2007	***2008***
	HK Cents	***HK Cents***
Figures before adjustments	46.55	**19.25**
Adjustments	0.72	**0.25**
Adjusted	47.27	**19.50**

Impact on diluted earnings per share:

	Six months ended 31 December	
	2007	***2008***
	HK Cents	***HK Cents***
Figures before adjustments	46.54	**19.25**
Adjustments	0.71	**0.25**
Adjusted	47.25	**19.50**

The Group has not early applied the following new or revised standards, amendments or interpretations that have been issued but are not yet effective.

IFRSs (Amendments)	Improvements to IFRSs[1]
IAS 1 (Revised)	Presentation of Financial Statements[2]
IAS 23 (Revised)	Borrowing Costs[2]
IAS 27 (Revised)	Consolidated and Separate Financial Statements[3]
IAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[2]
IAS 39 (Amendments)	Eligible Hedge Items[3]
IFRS 1 & IAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate[2]
IFRS 2 (Amendment)	Vesting Conditions and Cancellations[2]
IFRS 3 (Revised)	Business Combinations[3]
IFRS 8	Operating Segments[2]
IFRIC 15	Agreements for the Construction of Real Estate[2]
IFRIC 16	Hedges of a Net Investment in a Foreign Operation[4]
IFRIC 17	Distributions of Non-cash Assets to Owners[3]
IFRIC 18	Transfer of Assets from Customers[5]

1 Effective for annual periods beginning on or after 1 January 2009 except the amendments to IFRS 5, effective for annual periods beginning on or after 1 July 2009
2 Effective for annual periods beginning on or after 1 January 2009
3 Effective for annual periods beginning on or after 1 July 2009
4 Effective for annual periods beginning on or after 1 October 2008
5 Effective for transfers on or after 1 July 2009

The application of IFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. IAS 27 (Revised) will affect the accounting treatment for changes in a parent's ownership interest in a subsidiary that do not result in a loss of control which will be accounted for as equity transactions. The directors of the Company anticipate that the application of the other new and revised standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

3. Turnover and Segment Information

Turnover represents the Group's proportionate share of the jointly controlled entities' toll fee income received and receivable from the operations of toll expressways of HK$960,074,000 (six months ended 31 December 2007: HK$952,094,000), net of business tax of HK$28,809,000 (six months ended 31 December 2007: HK$28,574,000) and revenue on construction of HK$539,293,000 (six months ended 31 December 2007, restated: HK$367,440,000).

The Group has only one business segment, namely the construction under service concession, development, operation and management of toll expressways in the PRC through its jointly controlled entities established in the PRC.

No geographical segment analysis is presented as the management considers that the Group has only one geographical segment located in the PRC.

4. Other Income and Other Expense

	Six months ended 31 December	
	2007	**2008**
	HK$'000	**HK$'000**
Imputed interest income on interest-free registered capital contribution made by the Group to a jointly controlled entity	9,397	**19,854**
Interest income from:		
Loan made by the Group to a jointly controlled entity	9,386	**99**
Bank deposits	127,268	**68,811**
Net exchange gain (loss)	152,482	**(7,377)**
Rental income	1,727	**1,960**
Management fee income from jointly controlled entities	1,255	**315**
Others	19,980	**13,360**
	321,495	**97,022**
Fair value adjustment on interest-free registered capital contributions made to a jointly controlled entity	5,903	**25,894**
	327,398	**122,916**

5. Finance Costs

	Six months ended 31 December	
	2007	**2008**
	HK$'000	**HK$'000**
Interest on:		
Bank loans	145,974	**112,799**
Imputed interest on:		
Interest-free registered capital contribution or loans made by joint venture partners	10,798	**13,732**
Other interest-free loan	159	**185**
	156,931	**126,716**
Other financial expenses (note a)	6,242	**6,687**
	163,173	**133,403**
Less: Amounts included in toll expressway construction costs (note b)	(14,972)	**(38,272)**
	148,201	**95,131**

Notes:

(a) Other financial expenses mainly represent the amortisation of the up-front fees and related charges in connection with the revolving credit and term loan facilities in the aggregate amount of HK$3,600,000,000 offered to the Group by a syndicate of banks which is available for the period of 5 years commencing from 13 October 2005. At 30 June 2008 and 31 December 2008, the Group had not utilised any part of such facilities.

(b) Borrowing costs capitalised during the period arose on bank borrowings by applying a capitalisation rate of 7.047% (six months ended 31 December 2007: capitalisation rate of 5.270% arose on bank borrowing and a loan made by a joint venture partner) per annum to expenditure on the toll expressway construction costs.

6. Disposal of a Jointly Controlled Entity

On 9 August 2007, the Group entered into an agreement with the PRC joint venture partner of 廣州東南西環高速公路有限公司 Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV"), a jointly controlled entity of the Group, pursuant to which the Group agreed to sell, and PRC partner of Ring Road JV agreed to purchase, the entire 45% interest of the Group in Ring Road JV and other rights, duties and obligations in the ESW Ring Road project for a consideration of RMB1,712,550,000 (equivalent to approximately HK$1,765,907,000). The disposal was completed in late September 2007 and the gain on disposal of a jointly controlled entity of HK$973,594,000 was recognised in the condensed consolidated income statement for the six months ended 31 December 2007.

The results of Ring Road JV included in the condensed consolidated income statement were as follows:

	Six months ended 31 December	
	2007	***2008***
	HK$'000	***HK$'000***
Turnover	45,516	—
Other income	24,441	—
Toll expressway operation expenses	(16,424)	—
Depreciation and amortisation charges	(11,107)	—
General and administrative expenses	(6,451)	—
Finance costs	(21,440)	—
Profit before tax	14,535	—
Income tax expenses	(46,201)	—
Loss for the period	(31,666)	—

The Group's proportionate share of the net assets in respect of Ring Road JV at the date of disposal were as follows:

	HK$'000
	(restated)
Net assets disposed of:	
Property and equipment	9,124
Concession intangible assets	2,428,642
Other receivables from joint venture partners	237,801
Bank balances and cash	45,995
Other current assets	2,956
Bank loans	(1,419,061)
Balances with joint venture partners	(111,681)
Deferred tax liabilities	(154,859)
Other payables, accruals and deposits received	(21,941)
Other current liabilities	(2,326)
	1,014,650
Assignment of balance with a jointly controlled entity	129,806
Assignment of other payable to a jointly controlled entity	(275,225)
Release of translation reserve	(76,918)
	792,313
Gain on disposal	973,594
Total consideration	1,765,907
Satisfied by:	
Cash	1,765,907
Net cash inflow (outflow) arising on disposal:	
Cash consideration	1,765,907
Bank balances and cash disposed of	(45,995)
	1,719,912

7. Income Tax Expenses

	Six months ended 31 December	
	2007	***2008***
	HK$'000	***HK$'000***
	(restated)	
The tax charge comprises:		
PRC Enterprise Income Tax		
— The Group	155,305	**75**
— Jointly controlled entities	52,065	**55,140**
Deferred taxation (note 13)		
— Current period	4,032	**33,944**
— Attributable to a change in tax rate	89,829	**—**
	301,231	**89,159**

No provision for Hong Kong Profits Tax has been made as there was no assessable profit derived from or arising in Hong Kong.

The PRC Enterprise Income Tax charge of the Group for the six months ended 31 December 2007 represented mainly the PRC Enterprise Income Tax of approximately HK$22,889,000 on the amount received from 廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV"), a jointly controlled entity of the Group, amounting to RMB725,140,000 in relation to repayment of additional development expenditure for the construction and development of the toll expressway undergone by GS Superhighway JV previously incurred by the Group, and the withholding tax in relation to disposal of interest in Ring Road JV amounting to approximately HK$132,376,000, which are calculated at the rates prevailing in the PRC.

The PRC Enterprise Income Tax charge of the jointly controlled entity represents the Group's proportionate share of the provision for the PRC Enterprise Income Tax of GS Superhighway JV amounting to approximately HK$54,285,000 (six months ended 31 December 2007: HK$52,065,000), which is calculated at 9% (six months ended 31 December 2007: 7.5%) of the estimated assessable profit for the period and the Group's proportionate share of the provision for the PRC Enterprise Income Tax of 廣東廣珠西線高速公路有限公司 Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV"), another jointly controlled entity of the Group, amounting to approximately HK$855,000 (six months ended 31 December 2007: nil), which is calculated at 9% (six months ended 31 December 2007: nil) of the estimated profit for the period.

On 16 March 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the PRC, which changed the tax rate from 18% (including 3% local tax) to 25% for the PRC jointly controlled entities of the Group from 1 January 2008. On 26 December 2007, the State Council announced the detailed measures and regulations of the New Law ("Implementation Rules"). The Implementation Rules ratcheted the PRC Enterprise Income Tax 15% rate over five years to 25% for grandfathering of incentives. It has been stated that grandfathering would apply to both the "2+3" exemption or "5+5" exemption and for enterprises enjoying certain geographic incentive rates (often 15%). For those enterprises that paid at this 15% rate, the 15% rate would ratchet up to 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012 respectively.

8. Profit for the Period

	Six months ended 31 December	
	2007	**2008**
	HK$'000	**HK$'000**
	(restated)	
Profit for the period has been arrived at after charging:		
Amortisation of concession intangible assets	157,927	**137,449**
Depreciation of property and equipment	10,092	**12,663**
Gain on disposal of property and equipment	(22)	**(37)**

9. Dividends

A final dividend and a special final dividend in respect of the year ended 30 June 2008 of HK$13 cents per share (year ended 30 June 2007: HK$20 cents) and HK$28 cents per share (year ended 30 June 2007: nil) respectively were paid to shareholders on 14 October 2008.

A special dividend out of the share premium reserve in respect of the year ending 30 June 2009 of HK$84 cents per share was paid to the shareholders on 14 November 2008.

Subsequent to the interim period end, the directors have declared that an interim dividend in respect of the year ending 30 June 2009 of HK17 cents per share (year ended 30 June 2008: an interim dividend and a special interim dividend of HK17 cents per share and HK7 cents per share respectively) totaling approximately HK$503,487,000 (year ended 30 June 2008: HK$712,915,000) shall be paid to the shareholders of the Company whose names appear on the Register of Members on 19 March 2009.

10. Earnings Per Share

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data:

	Six months ended 31 December	
	2007	**2008**
	HK$'000	**HK$'000**
	(restated)	
Earnings for the purpose of basic and diluted earnings per share	1,404,026	**579,033**

	Number of shares	**Number of shares**
Weighted average number of ordinary shares for the purpose of basic earnings per share	2,970,333,326	**2,969,584,932**
Effect of dilutive potential ordinary shares:		
Share options	653,032	**—**
Unvested shares awarded	517,001	**366,065**
Weighted average number of ordinary shares for the purposes of diluted earnings per share	2,971,503,359	**2,969,950,997**

The weighted average number of ordinary shares shown above has been arrived at after deducting the shares held by HHI Employee's Share Award Scheme Trust.

The computation of diluted earnings per share does not assume the exercise of the Company's outstanding share options as the exercise price of those options is higher than the average market price for shares for six months ended 31 December 2008.

11. Share Capital

	Number of shares	***Nominal amount HK$'000***
Ordinary shares of HK$0.1 each		
Authorised:		
At 1 July 2008 and 31 December 2008	**10,000,000,000**	**1,000,000**
Issued and fully paid:		
At 1 July 2007	2,970,326,283	297,033
Issue of shares upon exercise of share options	72,000	7
At 31 December 2007	2,970,398,283	297,040
At 1 July 2008	2,970,478,283	297,048
Repurchase of shares	(3,943,500)	(395)
At 31 December 2008	**2,966,534,783**	**296,653**

During the period, the Company repurchased 4,862,500 ordinary shares of the Company on the Hong Kong Stock Exchange at a consideration of approximately HK$20,667,000. Out of the 4,862,500 repurchased ordinary shares, 3,943,500 of the repurchased ordinary shares were cancelled during the period and remaining 919,000 repurchased ordinary shares were cancelled subsequent to the balance sheet date, and the issued share capital of the Company was reduced by the par value thereof.

Share Options Scheme

During the period, the Company granted options to certain employees to subscribe for a total of 800,000 (six months ended 31 December 2007: 760,000) ordinary shares in the Company at the subscription price of HK$5.800 per share (six months ended 31 December 2007: HK$6.746).

During the six months ended 31 December 2007, the Company issued 72,000 ordinary shares at the subscription price of HK$5.858 each for a total cash consideration of HK$421,000 upon the exercise of the options previously granted. These shares rank *pari passu* in all respects with the existing ordinary shares.

Share Award Scheme

There are no shares in the Company awarded during both periods.

12. Bank and Other Loans

	30 June 2008 HK$'000	**31 December 2008 HK$'000**
Bank loans, secured	4,706,253	**5,005,821**
Other loan, unsecured	4,933	**5,121**
	4,711,186	**5,010,942**
Analysed for reporting purposes:		
Non-current liabilities	4,444,077	**4,670,314**
Current liabilities	267,109	**340,628**
	4,711,186	**5,010,942**

During the period, the Group's proportionate share of bank loans of the jointly controlled entities of approximately HK$393,518,000 (six months ended 31 December 2007: HK$505,056,000) were obtained to mainly finance the construction of expressways under service concession and the Group's proportionate share of bank loans of approximately HK$80,122,000 (six months ended 31 December 2007: HK$95,139,000) was repaid.

Bank loans carry interest at commercial lending rates. The interest rates for bank loans for the period were ranged from 2.078% to 7.047% (six months ended 31 December 2007: 5.441% to 6.480%).

Other loan of approximately HK$5,121,000 (30 June 2008: HK$4,933,000) at 31 December 2008 is interest-free and repayable at the end of the operation period of the GS Superhighway JV (i.e. June 2027) ("GS interest-free loan"). The effective interest rate adopted for measurement at fair value at initial recognition of the GS interest-free loan is 6.750%.

13. Deferred Tax Liabilities

At 31 December 2008, the deferred tax liabilities mainly represent temporary differences on accelerated tax depreciation and temporary differences associated with the Group's proportionate share on the undistributed earnings of the PRC jointly controlled entities derived on or after 1 January 2008 amounting to approximately HK$196,013,000 (30 June 2008, restated: HK$195,310,000) and HK$89,477,000 (30 June 2008, restated: HK$56,421,000) respectively.

14. Total Assets Less Current Liabilities/Net Current Assets

The Group's total assets less current liabilities at 31 December 2008 amounted to approximately HK$13,953,302,000 (30 June 2008, restated: HK$16,737,420,000). The Group's net current assets at 31 December 2008 amounted to approximately HK$2,498,941,000 (30 June 2008, restated: HK$5,660,961,000).

15. Capital Commitments

At 31 December 2008, the Group had outstanding commitments to make capital contributions to West Route JV for development of the Phase II of the Western Delta Route ("Phase II West") of approximately RMB498,551,000 (30 June 2008: RMB96,051,000).

At 31 December 2008, the Group had agreed, subject to approval of relevant authorities, to make capital contributions to West Route JV for development of the Phase III of the Western Delta Route of approximately RMB980,000,000 (30 June 2008: RMB570,500,000).

At 31 December 2008, the Group's jointly controlled entities had outstanding commitments proportionately shared by the Group in respect of the construction on service concession contracted but not provided for totaling approximately HK$1,854,230,000 (30 June 2008: HK$1,657,751,000).

16. Pledge of Assets

At 31 December 2008, certain assets of the jointly controlled entities of the Group were pledged to banks to secure general banking facilities granted to the jointly controlled entities. The carrying amounts of these assets are analysed as follows:

	30 June 2008 HK$'000 (restated)	***31 December 2008 HK$'000***
Concession intangible assets	8,306,179	**8,218,009**
Bank balances and deposits	235,265	**138,667**
Other assets	373,550	**275,509**
	8,914,994	**8,632,185**

At 30 June 2008 and 31 December 2008, the toll collection right of GS Superhighway JV and 65% of the toll collection right of Phase I West included in "Concession intangible assets" were pledged to banks to secure general banking facilities granted to the respective jointly controlled entity.

17. Related Party Transactions

Amounts due by and from related parties are disclosed in the condensed consolidated balance sheet.

During the six months ended 31 December 2008, the Group paid rental, air-conditioning, management fee and car parking charges to a fellow subsidiary amounting to approximately HK$1,536,000 (six months ended 31 December 2007: HK$938,000).

The Group's jointly controlled entities had the following significant transactions with their joint venture partners other than the Group during the six months ended 31 December 2008:

		Six months ended 31 December	
Relationship	***Nature of transaction***	*2007 HK$'000*	***2008 HK$'000***
Joint venture partner of GS Superhighway JV	Reimbursement of operating expenses	274	**444**
	Dividend paid and payable	411,824	**1,130,902**
PRC joint venture partner of Ring Road JV	Reimbursement of interest expenses	6,290	**—**
Foreign joint venture partner of Ring Road JV	Reimbursement of interest expenses	20,361	**—**
PRC joint venture partner of the West Route JV	Dividend paid and payable	—	**13,122**

CORPORATE INFORMATION AND KEY DATES

Board of Directors
Sir Gordon Ying Sheung WU GBS, KCMG, FICE *Chairman*
Mr. Eddie Ping Chang HO *Vice Chairman*
Mr. Thomas Jefferson WU *Managing Director*
Mr. Alan Chi Hung CHAN *Deputy Managing Director*
Ir. Leo Kwok Kee LEUNG
Mr. Cheng Hui JIA
Mr. Barry Chung Tat MOK
Mr. Nicholas Tai Keung MAY*
Mr. Philip Tsung Cheng FEI#
Mr. Lee Yick NAM#
Mr. Kojiro NAKAHARA#
Dr. Gordon YEN#

* *Alternate to Mr. Barry Chung Tat MOK*
\# *Independent Non-Executive Directors*

Audit Committee
Mr. Lee Yick NAM *Chairman*
Mr. Kojiro NAKAHARA
Mr. Philip Tsung Cheng FEI

Remuneration Committee
Mr. Eddie Ping Chang HO *Chairman*
Mr. Lee Yick NAM
Dr. Gordon YEN

Company Secretary
Mr. Peter Yip Wah LEE

Registered Office
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

Principal Place of Business
Room 63-02, 63rd Floor
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068, (852) 2861 0177

Solicitors
Woo, Kwan, Lee Lo

Auditor
Deloitte Touche Tohmatsu

Listing Information
The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code: 737)

Principal Bankers+
Bank of China Limited
Bank of China (Hong Kong) Limited
Bank of Communications Co., Limited
Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi UFJ, Limited
BNP Paribas
Calyon
China CITIC Bank Corporation Limited
China Construction Bank Corporation
China Development Bank
Chong Hing Bank Limited
Citibank, N.A.
Hua Nan Commercial Bank, Limited
Industrial and Commercial Bank of China Limited
Industrial and Commercial Bank of China (Asia) Limited
Mizuho Corporate Bank, Limited
Nanyang Commercial Bank Limited
Shanghai Commercial Bank Limited
Shenzhen Development Bank
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited
Wing Lung Bank Limited

\+ *names are in alphabetical order*

Cayman Islands Share Registrar and Transfer Office
Bank of Bermuda (Cayman) Limited
P.O. Box 513, Strathvale House
North Church Street, George Town
Grand Cayman, Cayman Islands KY1-1106

Hong Kong Share Registrar and Transfer Office
Computershare Hong Kong Investor Services Limited
Shops 1712–1716, 17th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Tel : (852) 2862 8555 Fax : (852) 2529 6087

American Depositary Receipt

CUSIP No.	439554106
Trading Symbol	HHILY
ADR to share ratio	1:10
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations
Investor Relations Manager
Tel : (852) 2863 4340
Fax : (852) 2861 2068
Email : ir@hopewellhighway.com

Web Page
www.hopewellhighway.com

Key Dates

Interim results announcement	26 February 2009
Closure of Register	16 March 2009 to 19 March 2009 (both days inclusive)
Interim dividend payable (HK17 cents per ordinary share)	20 March 2009

Note: In the case of any inconsistency between the Chinese translation and the English text of this Interim Report, the English text shall prevail.

目 錄

集團業績

合和公路基建有限公司(「公司」)董事會欣然宣佈截至二零零八年十二月三十一日止六個月公司及其附屬公司(「集團」)未經審核之中期業績。

截至二零零八年十二月三十一日止六個月，集團按比例分佔所有收費高速公路項目之綜合淨路費收入由去年同期港幣9.24億元上升1%至港幣9.31億元，主要由於集團在二零零七年九月出售廣州東南西環高速公路(「東南西環高速公路」)之全部45%權益後之影響及期內人民幣升值所致。集團按比例分佔綜合淨路費收入總額中，廣州—深圳高速公路(「廣深高速公路」)及珠江三角洲西岸幹道第I期(「西綫I期」)分別佔95%或港幣8.89億元及5%或港幣4,200萬元。

集團於中華人民共和國(「中國」)之所有收費高速公路按比例分佔之淨路費收入分配如下：

	截至十二月三十一日止六個月	
	二零零七年 港幣百萬元	**二零零八年 港幣百萬元**
廣深高速公路	842	**889**
西綫I期	36	**42**
東南西環高速公路	46	**0**
	924	**931**

截至二零零八年十二月三十一日止六個月之收費高速公路營運費用及一般和行政費用總額由港幣1.81億元減少30%至港幣1.26億元，以及折舊和攤銷費用由港幣1.68億元減少11%至港幣1.50億元，主要由於集團於二零零七年九月出售東南西環高速公路全部權益。儘管面對珠江三角洲(「珠三角」)地區勞動成本及商品價格上升之壓力，集團已採取有效措施控制成本，並提升合營企業之經營效率。

於二零零七年三月十六日，中國政府頒佈新企業所得税法，並於二零零八年一月一日起生效。中國合營企業的企業所得税率於五年內由18%遞增至25%(二零零九年：20%；二零一零年：22%；二零一一年：24%；及二零一二年：25%)。根據新税法，集團之合營企業—廣深珠高速公路有限公司(「廣深高速公路合營企業」)及廣東廣珠西綫高速公路有限公司之西綫I期(「西綫合營企業」)，仍可繼續享受餘下未享用之税務優惠，直至各有關日期屆滿為止。去年同期之遞延税項已作調整以反映預期適用於變現資產或債務結算時之各有關期內採納之税率。此外，由二零零八年一月一日起，合營企業向集團支付二零零八年度以及之後年度產生之利潤，集團將被徵收5%預提所得税。

公司股權持有人應佔溢利較去年同期之港幣14.04億元減少59%至港幣5.79億元，主要由於去年同期之業績內包括集團以人民幣17.1255億元之代價出售於東南西環高速公路全部45%權益予中方合營夥伴所帶來之港幣9.74億元除稅前收益，以及重新折算美元及港幣銀行貸款時因人民幣升值所帶來之匯兑收益港幣1.52億元。撇除出售東南西環高速公路權益之盈利，公司股權持有人之應佔溢利由港幣5.63億元上升3%至港幣5.79億元。

採納國際財務報告詮釋委員會第12號「服務經營權安排」

自二零零八年七月一日起，集團根據國際財務報告準則編製財務報表時，已採納國際財務報告詮釋委員會第12號規定，並就過往期間作出追溯調整。根據國際財務報告詮釋委員會第12號，集團將投資、興建及經營業務入賬列為「服務經營權安排」。主要會計政策變動及其對簡明綜合收益表的影響包括：

根據國際會計準則第11號「建築合約」，集團採用完成百分比法計算確認服務經營權安排下提供建築服務之收益及成本。集團提供建築服務所產生之收益乃根據已收及應收代價之公平值確認。過往，概無就於收費高速公路進行之該等建築服務確認任何收益及成本。此會計政策變動導致集團之收益及成本大增，但對溢利影響甚微。

過往，收費高速公路被視為可分拆固定資產，而重建及大型維修開支被視為於未來使用期間可攤銷之資產成本。根據國際會計準則第37號「撥備、或然負債及或然資產」，集團就服務經營權安排下的高速公路重鋪路面作出「重鋪路面撥備」，重建或提升服務者除外。該等撥備乃根據集團對高速公路所需重鋪路面範圍及預計開支之最佳及合理估計而作出，撥備乃按其經貼現現值作出。時間流逝所產生之撥備增幅於簡明綜合收益表確認為重鋪路面費用撥備。

股息

董事會宣佈派發截至二零零九年六月三十日止財政年度之中期股息每股普通股港幣17仙(二零零八年六月三十日：港幣17仙)。中期股息將約於二零零九年三月二十日派發予於二零零九年三月十九日營業時間結束時已登記之股東。

鑑於公司備存大量資金致資本過盛，董事會於二零零八年十月二十三日宣佈派發截至二零零九年六月三十日止財政年度之特別股息每股普通股港幣84仙，以提升公司之股東權益回報率。該項特別股息已於二零零八年十一月十四日派付予股東。公司於二零零八年二月公佈截至二零零七年十二月三十一日止財政期間之中期業績時，曾宣派每股普通股港幣7仙之特別中期股息。

暫停辦理股份過戶登記

公司將於二零零九年三月十六日(星期一)至二零零九年三月十九日(星期四)，包括首尾兩天在內，暫停辦理股份過戶登記手續。股東如欲獲享中期股息，必須於二零零九年三月十三日(星期五)下午四時三十分前，將所有過戶文件連同有關股票，送達公司在香港之股份登記處 — 香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712–1716號舖。

業務回顧

自二零零八年九月起金融海嘯加劇，全球股市下挫及經濟轉差，中國及香港的經濟亦難免受到沖擊，經濟增長及出入口貿易明顯放緩，導致珠三角地區的工廠及企業經營困難，影響客貨運輸的需求。截至二零零八年十二月三十一日止的六個月，廣深高速公路及西綫I期的綜合日均車流量下降4%至34.8萬架次，綜合日均路費收入則減少3%至人民幣950萬元，綜合路費總收入為人民幣17.56億元，其中西綫I期的路費收入有所增長，廣深高速公路則有所下降。

珠江三角洲西岸幹道第II期(「西綫II期」)工程預計可於二零一零年財政年度內建成通車。在完成後，將有助擴大公司之路費收入基礎。珠江三角洲西岸幹道第III期(「西綫III期」)的立項申請正在國家有關政府部門審批當中，視乎批准情況，該項目計劃於二零一零年開始建設，約需三至四年完成。近日，建材的市場價格已較集團於二零零八年九月簽訂西綫II期及西綫III期增加投資協議時大幅回落，這將有助降低該兩個項目的最終投資成本。若建材價格維持在目前的水平，西綫II期及西綫III期的總成本將較預算為低。

據傳媒報導，港珠澳大橋項目將提前至二零零九年底動工建設，這將有利早日擴大和完善區域性公路網。此外，根據廣東省國民經濟和社會發展十一五規劃綱要及二零零八年十二月國家發展和改革委員會所公佈的珠三角地區改革發展規劃綱要(二零零八年 — 二零二零年)，珠三角西岸地區經濟將會迅速發展。集團相信對珠江三角洲西岸幹道將會產生協同效應，珠江三角洲西岸幹道會因此而受惠。

此外，據傳媒報導，廣深沿江高速公路部份路段將在二零零九年展開建設，集團將繼續關注有關進展。事實上，廣深高速公路在珠三角地區所處的策略性位置與及完善的連接公路網絡，加上其未來將擴建至十車道的工程計劃，集團相信可進一步鞏固廣深高速公路在區內最主要高速公路的地位。

為應付金融海嘯的冲擊，並保持中國經濟持續增長，中央政府近期先後推出多項刺激經濟的措施及政策，以加大加快交通基礎建設等投資並拉動內需，更重點扶持汽車製造等行業，當中包括降低汽車購置税、徵收燃油税並同時取消徵收養路費及全國性取消二級公路收費站等，以降低購車、用車成本，預期能促進汽車擁有量的持

續穩定增長。此外，廣州將於二零一零年舉行第十六屆亞運會，對進一步完善與周邊城市的交通網絡，維持珠三角地區經濟增長及帶動區內交通需求將產生積極作用。集團相信廣深高速公路以及西綫I期會因而受惠。

廣州－深圳高速公路

廣深高速公路是珠三角高速公路網絡內之主要幹道，連接廣州、東莞、深圳及香港四個主要城市。於回顧期內，廣深高速公路日均車流量較去年同期減少5%至31.9萬架次，日均路費收入則微減3%至人民幣910萬元，六個月的路費總收入為人民幣16.79億元。

廣深高速公路新塘至東莞段北行線維修改善工程已於二零零八年七月九日完工並重開通車，路費收入及車流量逐步回升。但自二零零八年第四季度開始，全球經濟環境轉差，廣東進出口貿易增長大幅放緩，加上自二零零八年一月起執行「綠色通道」政策和周邊新建成平行道路造成車輛分流，路費收入及車流量的回升速度較預期慢，目前路費收入及車流量正逐漸回升至接近二零零六年水平，當年是錄得歷來最高單日路費收入之年份。車流量現已回復穩定趨勢。

於回顧期內，廣深高速公路合營企業與廣東省公安廳交通管理局合作建設的全線全智能交通監控系統已基本完成，並於二零零九年一月開始使用，令廣深高速公路成為廣東省第一條實施全智能交通監控的示範路段。該系統有助進一步提高交通監控中發現及處理交通事故的效率以減輕交通事故所造成的交通堵塞。

廣深高速公路擴建至雙向共十車道高速公路的可行性研究將接近完成，待完成後合營企業便可向有關部門辦理報批手續。

據媒體報導，香港與國家有關部門現正研究在深圳灣口岸增設短期跨境汽車配額措施，廣深高速公路將可因而受惠。

廣深高速公路
日均車流量
（架次千輛）


336
319
2007
2008
七月至十二月

廣深高速公路
日均路費收入
（人民幣千元）


9,426
9,125
2007
2008
七月至十二月

廣深高速公路
以車輛類別劃分之車流量


100%
80%
60%
40%
20%
0%
68.0%
70.6%
2007
2008
七月至十二月
一類車
二類車
三類車
四類車
五類車

過往廣深高速公路的日車流量於中國農曆新年假期前後（可能於一月或二月）出現波動，此情況令兩個月份的單月按年同比出現偏差。因此，將一月份及二月份的數據合併以作為車流量及路費收入趨勢的分析較為合理。於二零零九年，合併日均車流量比二零零八年為高，其時新塘至東莞段南行車道維修及改善工程由二零零七年十月十八日至二零零八年一月十日進行，北行車道則由二零零八年二月十八日至二零零八年七月九日進行。

一月及二月合併日均路費收入
（人民幣千元）


10,000
8,000
6,000
4,000
2,000
0
6,574
7,807
8,462
9,650
8,348
8,510
2004
2005
2006
2007
2008
2009

一月及二月合併日均車流量
（架次千輛）


350
300
250
200
150
100
50
0
175
213
258
311
297
292
2004
2005
2006
2007
2008
2009

業務回顧（續）

珠江三角洲西岸幹道第I期

珠江三角洲西岸幹道分三期建設，其中西綫I期已於二零零四年四月建成通車。西綫I期是一條全長14.7公里，雙向共六車道的封閉式高速公路，北連廣州東南西環高速公路，南接順德的105國道及碧桂公路，是現時唯一一條連接廣州至順德的高速公路。

西綫I期的車流量及路費收入增長幅度有所放緩，主要由於：(i)受到廣東省進出口貿易增長大幅放緩；(ii)廣州與佛山於二零零八年十月起實施年票互認，免收對方車輛使用其地方一級公路及橋樑的路橋通行費；(iii)加上東南西環高速公路於二零零七年九月起免收路費，使西綫I期去年同期的車流量和路費收入明顯增長，造成較高之基數等。於回顧期內，西綫I期的日均車流量增長6%至2.9萬架次，日均路費收入增長8%至人民幣42萬元，六個月的路費總收入為人民幣7,700萬元。

根據廣州與佛山的公路網規劃，現有多條正在規劃中或興建中的公路項目於未來數年內建成並與西綫I期連接，包括佛山一環伸延線、平丹快速幹線、平南高速公路與及廣明高速公路，將為今後西綫I期及珠江三角洲西岸幹道全線今後的增長帶來動力。

西綫I期
日均車流量
（架次千輛）



27.5
29.0
2007
2008
七月至十二月

西綫I期
日均路費收入
（人民幣千元）



390
420
2007
2008
七月至十二月

西綫I期
以車輛類別劃分之車流量



100%
80%
60%
40%
20%
0%
55.8%
55.0%
2007
2008
七月至十二月
一類車
二類車
三類車
四類車
五類車

業務回顧(續)

珠江三角洲西岸幹道第II期

西綫II期全長46公里，為雙向共六車道的封閉式高速公路，北連順德的西綫I期，向南伸延至中山，與105國道及中山規劃中的小欖快速幹線及新岐江公路連接。建成通車後，將會是唯一一條連接廣州與中山中心城區的高速公路。按現時計劃，西綫II期可望於二零一零年財政年度建成通車。

由於西綫II期的投資預算首於二零零四年時制訂，近年來因受到物價上升及國家嚴控土地政策所影響，土地、建材、利息等成本顯著增加，項目投資額由原來計劃人民幣49億元(不含建設期貸款利息)調整至人民幣72億元(含建設期貸款利息)，集團為此於二零零八年九月二日與中方夥伴(同為西綫I期的中方夥伴)簽訂了共同投資、建設及經營西綫II期的修訂協議，以相應增加集團對本項目的註冊資本金約人民幣4.025億元。詳情見本公司與合和實業有限公司(「合和實業」)於二零零八年九月二日的聯合公佈。該修訂協議目前正在國家有關政府部門審批當中。

預算投資額與註冊資本間的差額由中國內地的銀行提供貸款，而合營企業已獲取所需之貸款額度。

珠江三角洲西岸幹道第III期

西綫III期是一條全長約38公里，雙向共六車道的封閉式高速公路，北連中山的西綫II期，南接珠海的公路網。

西綫III期位處珠三角西岸人口稠密、經濟發展迅速的城市，為配合中山及珠海的城市和交通發展規劃，以及縮短徵地拆遷的工作時間，西綫III期的部份線路及工程設計作出了調整，其中造價較高的隧道工程由原來2.5公里增加至5.1公里，加上近年來受到物價上升及國家嚴控土地政策所影響，土地、建材、利息等成本顯著增加，項目投資額由原來計劃人民幣32.6億元(不含建設期貸款利息)修訂為人民幣56億元(含建設期貸款利息)，類似西綫II期情況，集團為此於二零零八年九月二日與中方夥伴(同為西綫I期的中方夥伴)簽訂了共同投資、建設及經營西綫III期的修訂協議，以相應增加集團對本項目的註冊資本金約人民幣4.095億元。詳情見本公司與合和實業於二零零八年九月二日的聯合公佈。該修訂協議目前正在國家有關政府部門審批當中。視乎批准情況，項目計劃於二零一零年開始建設，建設期約三至四年。

近日，建材的市場價格已較集團於二零零八年九月簽訂西綫II期及西綫III期增加投資協議時大幅回落，這將有助降低該兩個項目的最終投資成本。若建材價格維持在目前的水平，西綫II期及III期的總成本將較預算為低。

集團將全力、積極推動西綫II期及西綫III期的建設，使其早日建成。當珠江三角洲西岸幹道全線建成通車後，將為連結廣州、佛山、中山、珠海，並可通往澳門最直接及便利的幹道，及成為珠江三角洲西岸的一條策略性高速公路。

港珠澳大橋項目

集團及集團主席二十多年來一直致力推動的港珠澳大橋項目，已得到中央政府及各地政府的肯定和社會的廣泛支持，將加快建設，彰顯集團主席及集團在他領導下的遠見。據媒體最新的報導，該項目有望提前於二零零九年底動工，並可於二零一五年建成通車。

集團相信港珠澳大橋項目的加快建設，不但加速粵、港、澳經濟合作，更會對珠三角西岸地區的經濟發展有著積極作用，並使區域性公路網絡更加擴大和完善。

財務回顧

資金流動性及財務資源

集團之債務總額對比資產總額比率及資產負債比率(債務淨額對比公司股權持有人應佔權益)分別為38%(二零零八年六月三十日:29%)及29%(二零零八年六月三十日:無)。集團之資產與負債結構載列如下:

	二零零八年六月三十日 港幣百萬元 (重列)	**二零零八年十二月三十一日 港幣百萬元**
債務總額	5,071	**5,485**
債務淨額(附註)	0	**2,418**
資產總額	17,423	**14,594**
公司股權持有人應佔權益	11,550	**8,389**
債務總額佔資產總額比率	29%	**38%**
債務淨額對比公司股權持有人應佔權益	0%	**29%**

附註:債務淨額為債務總額扣除銀行結餘及現金,連同已抵押銀行結餘及存款。於資產負債表日,銀行結餘及現金,連同已抵押銀行結餘及存款超出債務總額,因此債務淨額結餘為零。

截至二零零八年、二零零七年及二零零六年六月三十日止過去三個財政年度,集團每年現金流入淨額(不包括集團按比例分佔合營企業之現金流量,並扣除支付予公司股東之股息及集團營運開支)分別約為港幣20.93億元、港幣8.90億元及港幣5.73億元。截至二零零八年十二月三十一日止六個月,現金流出淨額為港幣30.74億元,包括派付截至二零零八年六月三十日止年度之末期及特別末期股息以及截至二零零九年六月三十日止年度之特別股息,合共港幣37.13億元。撇除港幣24.95億元特別股息,現金流出淨額將為港幣5.79億元。

於二零零八年十二月三十一日,集團按比例分佔合營企業之銀行及其他貸款總額約港幣50.11億元(二零零八年六月三十日:港幣47.11億元),概況載列如下:

(a) 99.9%為銀行貸款(二零零八年六月三十日:99.9%)及0.1%為其他貸款(二零零八年六月三十日:0.1%);及

(b) 57%以美元為單位(二零零八年六月三十日:63%),36%以人民幣為單位(二零零八年六月三十日:30%)及7%以港幣為單位(二零零八年六月三十日:7%)。

集團流動資產淨值由二零零八年六月三十日約港幣56.61億元減少56%至二零零八年十二月三十一日約港幣24.99億元,主要由於在二零零八年十一月派付港幣24.95億元之特別股息。

集團於二零零五年十月取得一項港幣36億元五年期、已承諾及無抵押銀團循環及定期貸款融資。該融資於二零零八年六月三十日及二零零八年十二月三十一日均未被提取。

財務回顧（續）

於二零零八年十二月三十一日，集團以及集團按比例分佔合營企業之銀行結餘及現金分別為港幣29.23億元（二零零八年六月三十日：港幣59.97億元）及港幣1.44億元（二零零八年六月三十日：港幣2.40億元）。集團之銀行結餘與現金連同已承諾但未提取銀行融資額度合共為港幣65.23億元（二零零八年六月三十日：港幣95.97億元）。連同集團合營企業 — 廣深高速公路合營企業收取之穩定現金股息（集團已於截至二零零八年十二月三十一日止六個月、截至二零零八年及二零零七年六月三十日止年度分別收取現金股息港幣5.78億元、港幣6.14億元及港幣10.48億元），令集團擁有充足的財務資源應付其日常經營活動與現有的及潛在的投資活動。

基於強勁財務狀況，董事會欣然修訂目標派息率至100%。考慮到截至二零零四年至二零零七年六月三十日止年度內之經營業務現金流量及派付之股息，集團已累積約港幣21億元現金盈餘。基於目前的經營業務現金流量，此目標派息率應可以維持。

貸款還款期情況

集團按比例分佔共同控制個體於二零零八年十二月三十一日對比二零零八年六月三十日之銀行及其他貸款還款期概況，載列如下：

	二零零八年 六月三十日	**二零零八年 十二月三十一日**
一年內償還	6%	**7%**
一年至五年內償還	26%	**29%**
五年後償還	68%	**64%**

除上述債務以外，集團於二零零八年六月三十日及十二月三十一日並無任何未償還企業債務。合營企業之銀行貸款均來自中國內地銀行及按浮動利率計算。

利率及匯率風險

集團所收取自合營企業之現金股息以港幣結算，集團之開支亦主要以港幣支付。一間合營企業大部份的銀行貸款均為美元貸款，因此於重新換算該美元銀行貸款時從而產生匯兑收益。

集團一貫密切監察有關貨幣的利率及匯率風險，嚴格控制使用金融工具。集團和合營企業均沒有以任何金融衍生工具對沖利率或匯率風險。

過往期間，公司功能貨幣原本為港幣。期內，管理層在重新檢視公司的投資活動及策略後，決定將其功能貨幣由港幣轉為人民幣。公司功能貨幣變動之影響已開始入賬。由於公司功能貨幣由港幣轉為人民幣，公司亦同時將所有項目按變動日之匯率換算為新功能貨幣。所產生之非貨幣項目換算金額視作其歷史成本處理。

庫務政策

集團繼續在財務及資金管理上採納審慎及保守之庫務政策。集團定期審閱其流動資金及財務資源，從而降低融資成本，並提高財務資產的回報。集團一貫將所有現金（大部份為港幣）作短期存款。集團並無投資於任何金融衍生工具或累計股票期權。

財務回顧(續)

資本承擔

於二零零八年九月二日，集團與西綫合營企業中國夥伴就西綫III期簽訂修訂協議(「二零零八年西綫III期修訂協議」)。待中國有關部門審批後，將取代於二零零五年有關西綫III期修訂協議(二零零五年西綫III期修訂協議)擬定之總投資額人民幣32.6億元調整至人民幣56億元。投資總額35%的註冊資本人民幣19.6億元，將由集團與西綫合營企業中國夥伴各自提供資金注資。集團用於西綫III期之發展須承擔向西綫合營企業注資總額人民幣9.8億元，以取代二零零五年西綫III期修訂協議擬定之人民幣5.705億元。

於二零零八年九月二日，集團亦就西綫II期與西綫合營企業中國夥伴訂立修訂協議。待中國有關部門審批後，西綫II期之投資總額將增加人民幣23億元至人民幣72億元。相應增加的註冊資本人民幣8.05億元，將由集團與西綫合營企業中國夥伴按相同份額各自提供資金注資。集團用於西綫II期之發展須向西綫合營企業增加注資人民幣4.025億元。

誠如公司與合和實業於二零零八年九月二十二日之聯合通函「合和實業董事會與合和公路基建董事會之聯合函件」所載，公司已向香港聯合交易所有限公司(「聯交所」)申請，而聯交所亦已豁免公司就上述於二零零八年就西綫II期及西綫III期訂立之補充修改協議召開股東大會尋求獨立股東批准之規定。

於截至二零零八年十二月三十一日止六個月期間，集團並無向西綫合營企業注資(二零零八年六月三十日：人民幣5.87億元)，以發展西綫II期。於二零零八年十二月三十一日，集團承擔西綫合營企業未投入資本(總資本佔投資總額人民幣72億元之35%)為人民幣4.986億元(二零零八年六月三十日：人民幣9,600萬元)。

西綫II期投資總額與註冊資本間的差額由中國內地銀行提供貸款，而西綫合營企業已獲取所需之貸款額度。集團目前計劃於二零一零年六月三十日前對西綫II期增加注資。倘該項目成本被控制於投資總額內，銀行貸款與集團及西綫合營企業中方夥伴之注資將可完全應付資金需求。

於二零零八年十二月三十一日，集團已同意待中國有關當局審批後向西綫合營企業注資(總資本佔投資總額人民幣56億元之35%)人民幣9.8億元(二零零八年六月三十日：人民幣5.705億元)，以發展西綫III期。按現時計劃，集團將於二零一零年及二零一一年六月三十日前分別按35%及65%比例注資西綫III期共人民幣9.8億元。

於二零零八年十二月三十一日，由集團按比例分佔廣深高速公路合營企業及西綫合營企業購買物業及設備以及建設西綫II期已簽約但未撥備之未償付承擔，合共為港幣18.54億元(二零零八年六月三十日：港幣16.58億元)。

資產抵押

於二零零八年十二月三十一日，集團共同控制個體之部份資產被抵押予銀行，以獲取授予共同控制個體之一般銀行貸款融資。此等資產之賬面金額分析如下：

	二零零八年六月三十日港幣百萬元（重列）	二零零八年十二月三十一日港幣百萬元
經營權無形資產	8,306	**8,218**
銀行結餘及存款	235	**139**
其他資產	374	**275**
	8,915	**8,632**

於二零零八年六月三十日及二零零八年十二月三十一日，廣深高速公路合營企業之路費徵收權及西綫I期之65%路費徵收權已被抵押予銀行，以獲取授予各合營企業之一般銀行貸款融資。

或然負債

於二零零八年十二月三十一日，集團並無重大或然負債。

重大收購或出售

於截至二零零八年十二月三十一日止六個月期間，本公司概無對其附屬公司及聯營公司作出重大收購或出售。

其他資料

中期業績之審閱

集團截至二零零八年十二月三十一日止六個月之未經審核中期業績已由公司之審計委員會及核數師德勤•關黃陳方會計師行審閱。

董事於股份、相關股份及債權證之權益

於二零零八年十二月三十一日，根據證券及期貨條例第352條須載錄於公司存置之登記冊內，或根據聯交所證券上市規則(「上市規則」)附錄10所載上市公司董事進行證券交易之標準守則(「標準守則」)而須通知公司及聯交所，公司各董事及最高行政人員於公司或公司任何相聯法團(定義見證券及期貨條例第XV部)之任何股份、相關股份或債權證擁有之權益及淡倉詳情如下：

(A) 公司[i]

	股份						
董事	個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益[ii](受控制公司擁有之權益)	其他權益	獎授股份[iv]	總權益	佔已發行股本之百分比
胡應湘爵士	6,249,402	2,772,000	10,124,999	3,068,000[iii]	—	22,214,401	0.75%
何炳章	1,824,046	136,554	205,000	—	—	2,165,600	0.07%
胡文新	7,915,000	—	82,000	—	—	7,997,000	0.27%
陳志鴻	280,000	—	—	—	140,000	420,000	0.01%
梁國基	100,000	—	—	—	100,000	200,000	0.01%
中原紘二郎	1,067	—	—	—	—	1,067	0.00%
賈呈會	200,000	—	—	—	100,000	300,000	0.01%

附註：

(i) 於公司之所有股份之權益均為好倉。各董事或最高行政人員概無持有任何公司之股份之淡倉。

(ii) 此等公司權益乃由一間公司實益擁有，而根據證券及期貨條例，有關董事被視作有權於該公司之股東大會上行使或控制行使不少於三分之一投票權。

(iii) 其他權益3,068,000股股份乃由胡應湘爵士(「胡爵士」)及胡爵士夫人郭秀萍太平紳士(「胡爵士夫人」)共同持有之權益。

(iv) 獎授股份之權益為董事於二零零七年一月二十五日所採納之公司僱員股份獎勵計劃下獲授予而尚未歸屬之獎授股份之權益，詳情載列如下：

董事	獎授日期	獎授股份之數目	歸屬日期
陳志鴻	25/01/2007	140,000	25/01/2009
梁國基	25/01/2007	100,000	25/01/2009
賈呈會	25/01/2007	100,000	25/01/2009

(B) 相聯法團

合和實業有限公司(「合和實業」)

董事	合和實業股份 個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益[i](受控制公司擁有之權益)	其他權益	合和實業[iii]優先認股權	獎授股份[iv]	總權益	佔已發行股本之百分比
胡應湘爵士	74,683,032	24,720,000	111,250,000	30,680,000[ii]	—	—	241,333,032	27.36%
何炳章	25,023,462	1,365,538	2,050,000	—	—	—	28,439,000	3.22%
胡文新	25,130,000	—	820,000	—	—	—	25,950,000	2.94%
陳志鴻	585,000	—	—	—	—	—	585,000	0.07%
藍利益	90,000	—	—	—	—	—	90,000	0.01%
中原紘二郎	10,671	—	—	—	—	—	10,671	0.00%
賈呈會	241,000	—	—	—	—	—	241,000	0.03%
莫仲達	838,000	—	—	—	—	50,000	888,000	0.10%
梅大強	—	—	—	—	240,000	—	240,000	0.03%

附註:

(i) 此等合和實業股份為公司權益，乃由一間公司實益擁有，而根據證券及期貨條例，公司有關董事被視作有權於該公司之股東大會上行使或控制行使不少於三分之一投票權。

(ii) 其他權益30,680,000股合和實業股份乃胡爵士及胡爵士夫人共同持有之權益。

(iii) 此等合和實業優先認股權之權益，乃合和實業根據其於二零零三年十一月一日採納之優先認股權計劃授出可認購合和實業股份之合和實業優先認股權，詳情如下:

董事	授出日期	每股行使價港幣	尚未行使之優先認股權數目	行使期
梅大強	15/11/2007	36.10	240,000	01/12/2008–30/11/2014

(iv) 獎授股份之權益為董事在二零零七年一月二十五日所採納之合和實業僱員股份獎勵計劃下獲授予而尚未歸屬之獎授股份之權益，詳情載列如下:

董事	授出日期	獎授股份之數目	歸屬日期
莫仲達	25/01/2007	50,000	25/01/2009

所有上述於相聯法團持有之股份及股本衍生工具相關股份之權益均為好倉。

除上述所披露外，於二零零八年十二月三十一日，公司各董事或最高行政人員概無持有公司相聯法團之任何股份、相關股份及債權證之權益或淡倉，而須根據證券及期貨條例第352條載錄於公司存置之登記冊內者，或須根據標準守則規定須通知公司及聯交所。

優先認股權

(a) 本公司之優先認股權計劃（「優先認股權計劃」）是由當時公司之唯一股東於二零零三年七月十六日以書面決議案批准，並經合和實業之股東於二零零三年七月十六日舉行之股東特別大會上批准。優先認股權計劃將於二零一三年七月十五日屆滿。

(b) 截至二零零八年十二月三十一日止期內，優先認股權計劃下之優先認股權變動詳情如下：

	授出日期	每股行使價港幣	優先認股權數目 於二零零八年七月一日尚未行使	於期內授出	於期內行使	於期內註銷／失效	於二零零八年十二月三十一日尚未行使	行使期	於期內緊接認股權授出日期之前之收市價港幣
僱員	17/10/2006	5.858	4,928,000	—	—	488,000	4,440,000	01/12/2007–30/11/2013	不適用
僱員	19/11/2007	6.746	760,000	—	—	—	760,000	01/12/2008–30/11/2014	不適用
僱員	24/07/2008	5.800	—	800,000	—	400,000	400,000	01/08/2009–31/07/2015	5.740
合共			5,688,000	800,000	—	888,000	5,600,000		

於二零零六年十月十七日、二零零七年十一月十九日及二零零八年七月二十四日授出之優先認股權按下列方式行使：

最多可行使之優先認股權	行使期限
二零零六年十月十七日授出	
授出優先認股權之20%	01/12/2007–30/11/2008
授出優先認股權之40%*	01/12/2008–30/11/2009
授出優先認股權之60%*	01/12/2009–30/11/2010
授出優先認股權之80%*	01/12/2010–30/11/2011
授出優先認股權之100%*	01/12/2011–30/11/2013
二零零七年十一月十九日授出	
授出優先認股權之20%	01/12/2008–30/11/2009
授出優先認股權之40%*	01/12/2009–30/11/2010
授出優先認股權之60%*	01/12/2010–30/11/2011
授出優先認股權之80%*	01/12/2011–30/11/2012
授出優先認股權之100%*	01/12/2012–30/11/2014
二零零八年七月二十四日授出	
授出優先認股權之20%	01/08/2009–31/07/2010
授出優先認股權之40%*	01/08/2010–31/07/2011
授出優先認股權之60%*	01/08/2011–31/07/2012
授出優先認股權之80%*	01/08/2012–31/07/2013
授出優先認股權之100%*	01/08/2013–31/07/2015
* 包括尚未行使之優先認股權	

按二項式期權定價模式計算，於期內授出每股行使價港幣5.80元之優先認股權在授出當日之公平值估計約為港幣842,900元。其價值乃按照授出當日之股價每股港幣5.80元、公司股價歷史波動比率25.94%（乃根據上市日期至二零零八年七月二十四日止過往五年公司每日之股價波動而計算）、預計優先認股權之年期七年，預計股息回報率4.66%以及參考七年期外滙基金債券之無風險回報率3.598%而估計。

優先認股權的公平值以二項式期權定價模式評估。該期權價格公式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於期內所授出優先認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平值構成重大影響，二項式期權定價模式未必能夠可靠地計算優先認股權之公平值。

公司之股份獎勵

(a) 董事會已於二零零七年一月二十五日（「採納日期」）採納股份獎勵計劃（「獎勵計劃」）。除非董事會提早終止，否則獎勵計劃自採納日期起計十五年內有效，惟自採納日期第十週年之日起，公司不得再授出任何獎勵。獎勵計劃之部分主要條款概要載於下文(b)段。

(b) 獎勵計劃之目的在於表揚若干僱員（包括但不限於同時擔任董事之僱員）作出之貢獻並給予獎勵，務求挽留彼等繼續為集團之持續營運及發展效力，並吸引合適人才加入以進一步推動集團之發展。

在獎勵計劃下，董事會（或倘有關獲選僱員為公司之董事，則為薪酬委員會）可不時按其絕對酌情權及在按其認為適當之該等條款及條件所規限下，揀選僱員參與該獎勵計劃，並釐定將予獎授之股份數目。董事會不得獎授任何股份以導致董事會根據該計劃獎授所涉及之股份總數（但不包括已失效或已遭沒收之任何股份）合共佔於該授出股份日期公司已發行股本超過10%。

(c) 回顧期內獎勵計劃下獎授股份之變動詳情載列如下：

歸屬日期	於二零零八年七月一日尚未歸屬	期內變動			於二零零八年十二月三十一日尚未歸屬
		已獎授	已歸屬	已失效	
董事 二零零九年一月二十五日	340,000	—	—	—	340,000
僱員 二零零九年一月二十五日	40,000	—	—	—	40,000
合共	380,000	—	—	—	380,000
加權平均公平值	港幣5.94元	—	—	—	港幣5.94元

(d) 於回顧期間，根據獎勵計劃信託持有之股份已收取之股息收入達港幣155,800元（二零零七年：港幣152,000元），將構成該信託之信託基金之一部份。經考慮公司董事會薪酬委員會之推薦建議後，受託人可隨時全權酌情決定動用該等現金購買公司股份，該等股份將成為獎勵計劃之退回股份（即根據獎勵計劃條款並未歸屬之獎授股份（不論是否因為已失效或其他理由）），而受託人應就集團一名或以上僱員之利益持有該等股份，或可動用該等現金向本公司支付有關該計劃之設立及行政上之費用、成本及開支或將該等現金退回本公司。

主要股東

於二零零八年十二月三十一日，就各董事所知，持有公司股份及相關股份權益之股東（本公司董事及最高行政人員除外），按證券及期貨條例第336條之規定均須載錄於公司存置之登記冊內者，其詳情如下：

名稱	身份	股份數目（公司權益）	佔已發行股本之百分比
Anber Investments Limited	實益擁有	2,160,000,000[(A)]	72.81%
Delta Roads Limited	受控制公司擁有之權益	2,160,000,000[(A)]	72.81%
Dover Hills Investments Limited	受控制公司擁有之權益	2,160,000,000[(A)]	72.81%
Supreme Choice Investments Limited	受控制公司擁有之權益	2,160,000,000[(A)]	72.81%
合和實業有限公司	受控制公司擁有之權益及實益擁有[(B)]	2,169,101,500[(B)]	73.12%

附註：

(A) 2,160,000,000股股份由Delta Roads Limited（「Delta」）全資擁有之附屬公司Anber Investments Limited（「Anber」）持有。而Delta則由Dover Hills Investments Limited（「Dover」）全資擁有。Dover亦為Supreme Choice Investments Limited（「Supreme」）之全資擁有公司，而Supreme則由合和實業全資擁有。Anber、Delta、Dover、Supreme及合和實業所持有之2,160,000,000股股份權益為同一批股份及均為好倉。根據證券及期貨條例，彼此之權益均被視為對方之權益。

(B) 9,101,500股股份為實益擁有，其餘2,160,000,000股股份是透過上述附註(A)受控制公司所擁有之權益。

除上述所披露外，於二零零八年十二月三十一日，公司概無接獲持有超過公司已發行股本5%或以上之權益或淡倉之通知並須按證券及期貨條例第336條載錄公司存置之登記冊內。

購回、出售或贖回證券

截至二零零八年十二月三十一日止六個月內，公司在聯交所以總代價(包括交易費用)港幣20,632,000元購回4,862,500股股份，該等股份在購回後隨即被註銷。註銷股份之面值港幣486,250元已由公司股本內扣除，而總代價內超出註銷股份面值之部份則由公司之股份溢價所支付。有關購回股份之詳情如下：

購回月份	回購普通股總數	每股最低價港幣	每股最高價港幣	支付總代價(包括交易費用)港幣
二零零八年十一月	400,000	3.90	4.15	1,653,000
二零零八年十二月	4,462,500	4.09	4.30	18,979,000
合共	4,862,500			20,632,000

回購股份旨在提高集團將來年度之每股溢利，有利全體股東。

除以上披露外，公司或其任何附屬公司於截至二零零八年十二月三十一日止六個月內並無購回、出售或贖回任何其上市之證券。

僱員及薪酬政策

於二零零八年十二月三十一日，除了合營企業外，集團合共有34名全職僱員(25名於香港及9名於國內)。鑑於人才對集團之長遠發展至關重要，故集團於回顧期間向僱員提供各方面的培訓計劃，務求提升個人和組織效率。培訓計劃包括有效溝通演講技巧培訓工作坊、保險原理及實務工作坊以及商務禮儀培訓工作坊。

集團相信，於健康及安全的環境中工作，員工會更投入，歸屬感亦相應提升，其生產力便愈強。因此，於回顧期間，集團一直致力推廣及達致工作與生活平衡，為僱員籌辦多項消閒、安全及保健計劃。此外，集團亦向僱員及其家屬提供服務本地社區之機會，包括贊助及參與由公益金及香港傷健協會舉辦之百萬行及傷健共融步行日。

為貫徹「論功行賞」之文化，集團給予僱員之薪酬組合皆反映其技能、知識及個別表現。集團繼續根據市場趨勢及個別表現向僱員提供具競爭力之薪酬組合(包括醫療及個人意外保險等多種額外福利)。除根據個人及集團表現可能發放予僱員之合約花紅及酌情花紅外，集團亦向僱員授出優先認股權及獎授股份，以表揚集團若干僱員作出之貢獻並給予獎勵，藉此挽留僱員及吸引合適人才入職以進一步推動集團之發展。

公司管治

於回顧期內，公司已遵守上市規則附錄14所載之《企業管治常規守則》內所有守則條文。

其他資料（續）

證券交易標準守則

公司已採納上市規則附錄10所載之標準守則作為本公司董事進行證券交易守則，以及就可能擁有未公開股價敏感資料之有關僱員採納條款與標準守則所載者同等嚴謹之僱員股份買賣規則。經過特定查詢後，於回顧期內，各董事已確認遵守標準守則所規定之標準。

上市規則第13.18章下之披露

根據公司之全資附屬公司簽訂一份貸款協議，一項總額為港幣36億元之貸款，由二零零五年十月十三日起計為期五年。倘若公司在任何時間不再屬合和實業之附屬公司，則將會構成違約。

董事卸任

本公司之執行董事黃禮佳先生已於二零零八年十月十三日舉行的本公司股東週年大會上從本公司董事會退任，因此，黃先生離任本公司的董事之職。彼因為其他個人事務所承擔的工作故並無尋求重選。董事會謹此對黃先生在出任本公司董事期間所作出的寶貴貢獻表示謝忱。

承董事會命
胡應湘爵士 GBS, KCMG, FICE
主席

香港，二零零九年二月二十六日

Deloitte.
德勤

致合和公路基建有限公司董事會
(於開曼群島註冊成立的有限公司)

引言

本行已審閱列載於第23至37頁的中期財務資料，此中期財務資料包括合和公路基建有限公司及其附屬公司於二零零八年十二月三十一日的簡明綜合資產負債表與截至該日止六個月期間的相關簡明綜合收益表、權益變動表和現金流量表，以及若干附註解釋。香港聯合交易所有限公司主板證券上市規則規定，就中期財務資料編製的報告必須符合其相關條文以及國際會計準則委員會頒佈之國際會計準則(「國際會計準則」)第34號「中期財務報告」。董事須負責根據國際會計準則第34號編製及列報該等中期財務資料。本行的責任是根據我們的審閱對該等中期財務資料作出結論，並按照委聘之條款僅向整體董事會報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務的人員作出查詢，及應用分析性和其他審閱程序。審閱的範圍遠較根據香港核數準則進行審核的範圍為小，故我們不能保證我們將知悉在審核中可能被發現的所有重大事項。因此，我們不會發表審核意見。

結論

按照我們的審閱，我們並無發現任何事項，令我們相信中期財務資料在各重大方面未有根據國際會計準則第34號編製。

德勤 • 關黃陳方會計師行
執業會計師

香港
二零零九年二月二十六日

簡明綜合收益表

截至二零零八年十二月三十一日止六個月

	附註	截至十二月三十一日止六個月 二零零七年 (未經審核) 港幣千元 (重列)	 二零零八年 (未經審核) 港幣千元
收費高速公路收入		923,520	**931,265**
建築收益		367,440	**539,293**
營業額	3	1,290,960	**1,470,558**
其他收入及其他費用	4	327,398	**122,916**
建築成本		(367,440)	**(539,293)**
重鋪路面費用撥備		(13,454)	**(5,686)**
收費高速公路營運費用		(98,657)	**(79,676)**
折舊及攤銷費用		(168,019)	**(150,112)**
一般及行政費用		(81,944)	**(46,443)**
財務成本	5	(148,201)	**(95,131)**
出售一間共同控制個體盈利	6	973,594	**—**
除税前溢利		1,714,237	**677,133**
所得税支出	7	(301,231)	**(89,159)**
本期溢利	8	1,413,006	**587,974**
撥歸：			
公司股權持有人		1,404,026	**579,033**
少數股東權益		8,980	**8,941**
期內溢利		1,413,006	**587,974**
已付股息	9	594,065	**3,713,098**
		港仙 (重列)	**港仙**
每股溢利	10		
基本		47.27	**19.50**
攤薄後		47.25	**19.50**

簡明綜合資產負債表

於二零零八年十二月三十一日

	附註	二零零八年六月三十日 (經審核) 港幣千元 (重列)	二零零八年十二月三十一日 (未經審核) 港幣千元
資產			
非流動資產			
物業及設備		183,980	**179,636**
經營權無形資產		10,361,834	**10,764,558**
與共同控制個體之結餘		530,645	**510,167**
		11,076,459	**11,454,361**
流動資產			
存貨		2,052	**2,303**
按金及預付款項		17,212	**13,522**
其他應收款		78,477	**56,167**
其他應收一間共同控制個體之款項		11,714	**—**
已抵押銀行結餘及存款		235,265	**138,667**
銀行結餘及現金			
— 集團		5,997,274	**2,923,226**
— 共同控制個體		4,865	**5,781**
		6,346,859	**3,139,666**
資產總額		17,423,318	**14,594,027**
股東權益及負債			
資本及儲備			
股本	11	297,048	**296,653**
股份溢價及儲備		11,252,505	**8,091,936**
公司股權持有人應佔權益		11,549,553	**8,388,589**
少數股東權益		50,718	**47,678**
權益總額		11,600,271	**8,436,267**
非流動負債			
其他應付款		55,267	**84,744**
銀行及其他貸款	12	4,444,077	**4,670,314**
與合營企業夥伴之結餘		360,154	**474,294**
重鋪路面撥備		25,920	**2,193**
遞延税項負債	13	251,731	**285,490**
		5,137,149	**5,517,035**
流動負債			
其他應付款、預提費用及已收按金		383,145	**227,852**
銀行貸款	12	267,109	**340,628**
其他應付一間合營企業夥伴之款項		—	**13,178**
其他應付利息		5,677	**5,602**
税項負債		29,967	**24,122**
重鋪路面撥備		—	**29,343**
		685,898	**640,725**
負債總額		5,823,047	**6,157,760**
股東權益及負債總額		17,423,318	**14,594,027**

簡明綜合權益變動表

截至二零零八年十二月三十一日止六個月

	歸於公司股權持有人											
	股本 港幣千元	股份溢價 港幣千元	中國法定儲備 港幣千元	換算儲備 港幣千元	供股份獎勵計劃認購之股份 港幣千元	優先認股權儲備 港幣千元	股份獎勵儲備 港幣千元	股份購回儲備 港幣千元	保留溢利 港幣千元	總計 港幣千元	少數股東權益 港幣千元	總計 港幣千元
二零零七年七月一日												
一按原列(經審核)	297,033	7,474,073	106,353	201,115	(5,535)	1,743	1,433	—	2,818,880	10,895,095	44,383	10,939,478
一會計政策變動影響(附註2)	—	—	—	(13,225)	—	—	—	—	(126,256)	(139,481)	—	(139,481)
一按重列	297,033	7,474,073	106,353	187,890	(5,535)	1,743	1,433	—	2,692,624	10,755,614	44,383	10,799,997
換算海外營運產生之匯兑收益(直接在權益確認)	—	—	—	70,409	—	—	—	—	—	70,409	—	70,409
期內溢利	—	—	—	—	—	—	—	—	1,404,026	1,404,026	8,980	1,413,006
出售一間共同控制個體而轉撥至收益賬	—	—	—	(76,918)	—	—	—	—	—	(76,918)	—	(76,918)
已確認(支出)收入總額	—	—	—	(6,509)	—	—	—	—	1,404,026	1,397,517	8,980	1,406,497
一共同控制個體之溢利分配變動	—	—	(4,254)	(3,475)	—	—	—	—	—	(7,729)	—	(7,729)
確認股本結算以股份為基礎之付款	—	—	—	—	—	1,329	1,778	—	—	3,107	—	3,107
行使優先認股權而按溢價發行之股份	7	482	—	—	—	(68)	—	—	—	421	—	421
儲備金轉撥	—	—	7,411	—	—	—	—	—	(7,411)	—	—	—
已付截至二零零七年六月三十日止年度之末期股息	—	—	—	—	—	—	—	—	(594,065)	(594,065)	—	(594,065)
已付少數股東股息	—	—	—	—	—	—	—	—	—	—	(8,113)	(8,113)
二零零七年十二月三十一日,按重列(未經審核)	297,040	7,474,555	109,510	177,906	(5,535)	3,004	3,211	—	3,495,174	11,554,865	45,250	11,600,115
二零零八年七月一日												
一按原列(經審核)	297,048	7,475,091	109,826	301,057	(2,768)	3,725	1,544	—	3,500,833	11,686,356	50,718	11,737,074
一會計政策變動影響(附註2)	—	—	—	(27,437)	—	—	—	—	(109,366)	(136,803)	—	(136,803)
一按重列	297,048	7,475,091	109,826	273,620	(2,768)	3,725	1,544	—	3,391,467	11,549,553	50,718	11,600,271
換算所產生之虧損(直接在權益確認)	—	—	—	(7,999)	—	—	—	—	—	(7,999)	—	(7,999)
期內溢利	—	—	—	—	—	—	—	—	579,033	579,033	8,941	587,974
已確認(開支)收入總額	—	—	—	(7,999)	—	—	—	—	579,033	571,034	8,941	579,975
確認股本結算以股份為基礎之付款	—	—	—	—	—	1,224	543	—	—	1,767	—	1,767
已購回及已註銷之股份	(395)	(16,332)	—	—	—	—	—	—	—	(16,727)	—	(16,727)
儲備金轉撥	—	—	601	—	—	—	—	—	(601)	—	—	—
已付截至二零零八年六月三十日止年度之末期股息	—	—	—	—	—	—	—	—	(1,217,896)	(1,217,896)	—	(1,217,896)
已付截至二零零九年六月三十日止年度之特別股息	—	(2,495,202)	—	—	—	—	—	—	—	(2,495,202)	—	(2,495,202)
已付少數股東股息	—	—	—	—	—	—	—	—	—	—	(11,981)	(11,981)
購回本身股份,尚未完成註銷手續	—	—	—	—	—	—	—	(3,940)	—	(3,940)	—	(3,940)
二零零八年十二月三十一日(未經審核)	296,653	4,963,557	110,427	265,621	(2,768)	4,949	2,087	(3,940)	2,752,003	8,388,589	47,678	8,436,267

簡明綜合現金流量表

截至二零零八年十二月三十一日止六個月

	附註	截至十二月三十一日止六個月 二零零七年 （未經審核） 港幣千元 （重列）	 **二零零八年** **（未經審核）** **港幣千元**
來自經營業務之現金淨額		443,955	**144,668**
來自投資業務之現金淨額：			
出售一間共同控制個體產生之現金流量淨額	6	1,719,912	**—**
出售一間共同控制個體之已付稅項		(132,376)	**—**
購買物業及設備		(5,756)	**(9,533)**
已收利息		127,268	**68,811**
償還一間共同控制個體之其他應收款項		—	**11,714**
償還借予一間共同控制個體之貸款		503,312	**28,620**
集團借予一間共同控制個體之貸款		(47,500)	**—**
其他投資現金流		111	**42**
		2,164,971	**99,654**
用於融資活動之現金淨額：			
發行股份所得款項		421	**—**
已付利息		(143,300)	**(112,874)**
新增銀行及其他貸款		505,056	**393,518**
償還銀行及其他貸款		(95,139)	**(80,122)**
已付股息予：			
一公司股權持有人		(594,065)	**(3,713,098)**
一附屬公司之少數股東		(8,113)	**(11,981)**
償還合營企業夥伴提供之貸款		(284,075)	**—**
合營企業夥伴投入的資本或提供之貸款		62,578	**151,202**
購回股份		—	**(20,667)**
		(556,637)	**(3,394,022)**
現金及現金等值物增加（減少）淨額		2,052,289	**(3,149,700)**
七月一日現金及現金等值物		4,322,389	**6,210,116**
外匯匯率變動影響		(4,176)	**(20,006)**
一間共同控制個體之溢利分配變動影響		(15,352)	**—**
十二月三十一日現金及現金等值物		6,355,150	**3,040,410**
現金及現金等值物結餘分析：			
銀行結餘及現金		6,253,695	**2,929,007**
已抵押銀行結餘及存款		101,455	**111,403**
十二月三十一日現金及現金等值物		6,355,150	**3,040,410**

現金包括持有現金及活期存款。現金等值物指可隨時轉換為已知金額之短期高流動投資，所承受價值變動風險不大。

簡明綜合財務報表附註

截至二零零八年十二月三十一日止六個月

1. 編製基準

本簡明綜合財務報表乃遵照香港聯合交易所有限公司(「聯交所」)證券上市規則附錄16內適用之披露規定及國際會計準則委員會(「國際會計準則委員會」)頒佈的國際會計準則第34號「中期財務報告」的規定編製。

過往,公司之功能貨幣為港幣(「港幣」)。期內,董事已重新評估公司相關投資活動及策略,並已決定將公司之功能貨幣由港幣轉為人民幣。公司功能貨幣變動之影響經已於期內入賬。

由於公司股份於聯交所上市,董事認為港幣為適當之呈列貨幣,因此財務資料繼續以港幣呈列。

2. 主要會計政策

本簡明綜合財務報表乃根據歷史成本基準而編製,惟若干財務工具最初以公平值計算,於初步確認後以實際利率法按攤銷成本除外。本簡明綜合財務報表所採用的會計政策與集團截至二零零八年六月三十日止年度的全年財務報表所採用者均屬一致,惟下文所述者除外。

公司功能貨幣由港幣轉為人民幣後,公司按變動日期之匯率將所有項目換算至新功能貨幣。就非貨幣項目所得出之換算金額被視作其歷史成本。

本中期內,集團首次應用下列由國際會計準則委員會頒佈的新修訂及國際財務報告詮釋委員會頒佈的新詮釋(統稱「新訂國際財務報告準則」),有關修訂及詮釋已生效。

國際會計準則第39號及國際財務報告準則第7號(修訂本)	金融資產重分類
國際財務報告詮釋委員會第12號	服務經營權安排
國際財務報告詮釋委員會第13號	客戶忠誠度計劃
國際財務報告詮釋委員會第14號	國際會計準則第19號 — 對設定受益資產之限制、最低資金要求及其相互作用

採納新訂國際財務報告準則對集團之會計政策出現以下變動,其影響當前或過往會計期間集團編製及呈列的業績及財務狀況。

服務經營權安排

期內,集團已應用國際財務報告詮釋委員會第12號「服務經營權安排」。

集團之共同控制個體與中華人民共和國(「中國」)之當地地方政府部門(「授出者」)簽訂了合約性服務安排,以參與收費高速公路之發展、融資、經營及維護。根據該等安排,集團之共同控制個體為授出者開展收費高速公路之建築或提升服務,以換取有關收費高速公路之經營權,代表授出者提供公共服務及獲賦予權利向收費高速公路之使用者收取路費。

國際財務報告詮釋委員會第12號就經營者在服務經營安排中提供公共服務的會計處理方法指引。

過往,集團之共同控制個體於指定經營權期間擁有收費高速公路經營權所產生之收費高速公路建築成本,乃按成本值減其後之累計折舊及任何累計減值虧損入賬為物業及設備。收費高速公路之折舊(資本化之重鋪成本除外)由收費高速公路商業營運之日起計,在其預計使用年期或剩餘經營權期間(以較短者為準)以各共同控制個體各自剩餘期間實際車流量與預期車流總量比率乘以資產賬面淨值作計算。預期車流量是由管理層估計或經參考獨立交通流量顧問編製之交通預測報告後釐定。資本化之重鋪成本之折舊以類似基準估計之八年使用期計算。

簡明綜合財務報表附註(續)

截至二零零八年十二月三十一日止六個月

2. 主要會計政策(續)

服務經營權安排(續)

根據國際財務報告詮釋委員會第12號，詮釋範圍內之基建項目不會被確認為經營者之物業及設備。由於有關合約服務安排並無賦予經營者公共服務基建之使用控制權，倘經營者提供基建項目之建築及提升服務，該詮釋要求經營者對基建項目相關的建築及提升服務根據國際會計準則第11號「建造合約」視為收益及成本，應視已收及應收建築及提升服務代價之公允價值根據國際會計準則第38號「無形資產」的要求即經營者收到權利(許可證指「經營權無形資產」)以向使用公共服務使用者收費，該等金額為或然公眾使用該服務。管理層認為參考集團之共同控制個體於提供建設服務期間可收取之估計未來收費減去估計建設成本之淨現值，建築利潤率是微不足道。此外，經營者根據國際會計準則第18號「收入」關於營運該基建設施之服務入賬。

當相關收費高速公路基建項目完成後，經營權無形資產由相關收費高速公路商業營運之日起。在其估計使用年期或剩餘經營權期間(以較短者為準)攤銷以撇減其成本，而所用之攤銷法應反映該項資產的未來經濟利益之預期使用模式。

作為各經營權安排中之責任的一部分，集團之共同控制個體需負責重鋪其管理之收費高速公路。倘集團之共同控制個體因過住情況而現時產生法律或推定責任，則所產生之重鋪路面成本(提升服務除外)須根據國際會計準則第37號「撥備、或然負債及或然資產」計提撥備。

重鋪路面撥備乃以預期於任何日期抵償責任所需之開支之現值計量，其與該日之交通流量成正比，所使用之除税前比率反映金錢時間價值及該責任之特定風險之現時市場評估。隨時間增加之撥備(就每十五年而言超過估計重鋪路面工程者)乃於簡明綜合收益表內確認為重鋪路面費用撥備。

可扣減暫時性差額之遞延税項影響現時以反映集團預期於各結算日撥回之税項影響之基準重新評估。

自二零零七年七月一日開始之集團財務期間追溯應用此詮釋之服務權安排對集團是不可行，於二零零七年七月一日，集團按無形資產(不論過往如何分類)之過往賬面值為其於二零零七年七月一日之賬面值之基準以確認無形資產。就因經營權安排而作出之預付租賃付款而言，集團除用於經營權安排外，並無決定權或任意將其用於其他服務，因此於二零零七年七月一日重新分類為經營權安排下取得的無形資產，其過往於相關經營權期間按直線基準分開呈列及攤銷。

集團因建設及發展共同控制個體經營之收費高速公路而承擔額外發展開支(「額外發展成本」)，該等個體並未將有關金額入賬。部份成本乃按集團於共同控制個體之權益計算，過往，其已計入收費高速公路之成本。該成本之結餘於「共同控制個體之額外投資成本」入賬，並已按相關共同控制個體將收費高速公路折舊所採用之相同基準作出攤銷。於出售共同控制個體，未攤銷額外發展成本之應佔金額於釐定出售盈虧時計入。「發展中收費高速公路項目之額外投資成本」指於進行實際施工前就收費高速公路項目產生之及發展開支，並已按成本扣除任何減值虧損呈列。

上述額外投資成本亦已於二零零七年七月一日重新分類為服務經營權項下之無形資產。

於本中期內，除以上所述者外，集團已追溯應用此項詮釋，而下文則概述採納此項詮釋之財務影響。

2. 主要會計政策(續)

會計政策變動影響概要

會計政策變動之影響是本期及過往因應用國際財務報告詮釋委員會第12號按功能項目分類如下:

	截至十二月三十一日止六個月 二零零七年 港幣千元	二零零八年 港幣千元
營業額增加	367,440	**539,293**
建造成本增加	(367,440)	**(539,293)**
重鋪路面費用撥備增加	(13,454)	**(5,686)**
折舊及攤銷費用減少	38,773	**13,961**
利得税支出增加	(3,787)	**(855)**
期內溢利增加	21,532	**7,420**

應用新詮釋於二零零八年六月三十日累計之影響概述如下:

	於二零零八年六月三十日(原本呈列) 港幣千元	調整 港幣千元	於二零零八年六月三十日(重列) 港幣千元
資產負債表項目			
物業及設備	**9,394,586**	**(9,210,606)**	**183,980**
於共同控制個體之額外投資成本	**1,113,375**	**(1,113,375)**	**—**
發展中收費高速公路項目之額外投資成本	**53,903**	**(53,903)**	**—**
預付租金	**139,067**	**(139,067)**	**—**
經營權無形資產	**—**	**10,361,834**	**10,361,834**
重鋪路面撥備	**—**	**(25,920)**	**(25,920)**
遞延税項負債	**(295,965)**	**44,234**	**(251,731)**
對資產及負債總額之影響		**(136,803)**	
保留溢利	**3,500,833**	**(109,366)**	**3,391,467**
其他儲備	**7,888,475**	**(27,437)**	**7,861,038**
對權益總額之影響		**(136,803)**	

應用新詮釋對集團於二零零七年七月一日之權益之影響概述如下:

	於二零零七年七月一日(原本呈列) 港幣千元	調整 港幣千元	於二零零七年七月一日(重列) 港幣千元
保留溢利	2,818,880	(126,256)	2,692,624
其他儲備	7,779,182	(13,225)	7,765,957
對權益總額之影響		(139,481)	

2. 主要會計政策(續)

會計政策變動影響概要(續)
對每股基本盈利之影響:

	截至十二月三十一日止六個月	
	二零零七年	二零零八年
	港仙	港仙
調整前之數據	46.55	**19.25**
調整	0.72	**0.25**
經調整	47.27	**19.50**

對每股攤薄盈利之影響:

	截至十二月三十一日止六個月	
	二零零七年	二零零八年
	港仙	港仙
調整前之數據	46.54	**19.25**
調整	0.71	**0.25**
經調整	47.25	**19.50**

集團並未提早採用以下已頒佈但尚未生效之新訂準則、修訂及詮釋。

國際財務報告準則(修訂本)	國際財務報告準則之改善[1]
國際會計準則第1號(經修訂)	呈列財務報表[2]
國際會計準則第23號(經修訂)	借款成本[2]
國際會計準則第27號(經修訂)	綜合及單獨財務報表[3]
國際會計準則第32及第1號(修訂本)	結算時衍生的可贖回金融衍生工具及債務[2]
國際會計準則第39號(修訂本)	合資格對沖項目[3]
國際財務報告準則第1號及國際會計準則第27號(修訂本)	投資於附屬公司、共同控制個體或聯營公司之成本[2]
國際財務報告準則第2號(修訂本)	歸屬條件及註銷[2]
國際財務報告準則第3號(經修訂)	業務合併[3]
國際財務報告準則第8號	經營板塊[2]
國際財務報告詮釋委員會第15號	房地產建築協議[2]
國際財務報告詮釋委員會第16號	海外業務投資淨額[4]
國際財務報告詮釋委員會第17號	向所有者分派非現金資產[3]
國際財務報告詮釋委員會第18號	從客戶轉撥資產[5]

1 於二零零九年一月一日或之後開始之年期期間生效,惟國際財務報告準則第5號之修訂則於二零零九年七月一日或之後開始之年期期間生效
2 於二零零九年一月一日或之後開始之年期期間生效
3 於二零零九年七月一日或之後開始之年期期間生效
4 於二零零八年十月一日或之後開始之年期期間生效
5 適用於二零零九年七月一日或之後之轉撥

若收購日期為於二零零九年七月一日或之後開始之首個年度申報期間開始之時或其後,則應用國際財務報告準則第3號(經修訂)可能影響有關業務合併之會計處理方法。國際會計準則第27號(經修訂)將會影響母公司於附屬公司的所有者權益變動而不會導致失去控制權,其將會作為權益交易入賬。公司董事預期,應用其他新訂及經修訂準則、修訂或詮釋將不會對集團之業績及財務狀況造成重大影響。

3. 營業額及板塊資料

營業額指集團因營運收費高速公路按比例收取之應佔共同控制個體已收及應收收費高速公路收入港幣960,074,000元（截至二零零七年十二月三十一日止六個月：港幣952,094,000元）扣除營業稅港幣28,809,000元（截至二零零七年十二月三十一日止六個月：港幣28,574,000元）及建築收益港幣539,293,000元（截至二零零七年十二月三十一日止六個月，重列：港幣367,440,000元））。

集團只有一個業務板塊，即透過其於中國成立之共同控制個體於中國從事服務經營權項下及收費高速公路之發展、營運及管理。

由於管理層認為集團只有中國單一地區板塊，故並無呈列地區板塊分析。

4. 其他收入及其他費用

	截至十二月三十一日止六個月	
	二零零七年	**二零零八年**
	港幣千元	**港幣千元**
集團提供免息註冊資本予一間共同控制個體之估算利息收入	9,397	**19,854**
利息收入：		
集團提供貸款予一間共同控制個體	9,386	**99**
銀行存款	127,268	**68,811**
匯兑收益（虧損）淨額	152,482	**(7,377)**
租金收入	1,727	**1,960**
收取共同控制個體之管理費收入	1,255	**315**
其他	19,980	**13,360**
	321,495	**97,022**
提供予一間共同控制個體之免息註冊資本之公平值調整	5,903	**25,894**
	327,398	**122,916**

5. 財務成本

	截至十二月三十一日止六個月	
	二零零七年	**二零零八年**
	港幣千元	**港幣千元**
利息：		
銀行貸款	145,974	**112,799**
估算利息：		
合營企業夥伴提供之免息註冊資本或貸款	10,798	**13,732**
其他免息貸款	159	**185**
	156,931	**126,716**
其他財務費用（附註a）	6,242	**6,687**
	163,173	**133,403**
減：包括在收費高速公路的建築成本內之款項（附註b）	(14,972)	**(38,272)**
	148,201	**95,131**

附註：

(a) 其他財務費用指銀團向集團提供總額港幣3,600,000,000元之循環信貸及定期貸款融資之費用及有關支出，該筆循環信貸及定期貸款融資自二零零五年十月十三日起為期五年。於二零零八年六月三十日及於二零零八年十二月三十一日，集團並無動用該融資之任何部份。

(b) 期內撥充資本之借貸成本來自銀行借貸，乃就收費高速公路的建築成本之開支採用每年7.047%之資本化利率（截至二零零七年十二月三十一日止六個月：來自銀行借貸及合營夥伴提供之貸款乃採用每年5.270%之資本化利率計算）。

6. 出售一間共同控制個體

於二零零七年八月九日，集團與集團之一間共同控制個體廣州東南西環高速公路有限公司(「環城公路合營企業」)之中國合營企業夥伴訂立協議。根據此協議，集團同意以人民幣1,712,550,000元(等值約港幣1,765,907,000元)之代價出售，而環城公路合營企業之中國合營企業夥伴亦同意購買集團於環城公路合營企業之全部45%權益及於東南西環高速公路項目之其他權利、責任和義務。出售已於二零零七年九月底完成，出售共同控制個體收益港幣973,594,000元已於截至二零零七年十二月三十一日止六個月之簡明綜合收益表確認。

環城公路合營企業之業績已計入簡明綜合收益表載列如下：

	截至十二月三十一日止六個月	
	二零零七年 港幣千元	二零零八年 港幣千元
營業額	45,516	—
其他收入	24,441	—
收費高速公路營運費用	(16,424)	—
折舊及攤銷費用	(11,107)	—
一般及行政費用	(6,451)	—
財務成本	(21,440)	—
除税前溢利	14,535	—
所得税開支	(46,201)	—
期內虧損	(31,666)	—

集團按比例應佔環城公路合營企業於出售日之資產淨值如下：

	港幣千元 (重列)
出售之資產淨值：	
物業及設備	9,124
經營權無形資產	2,428,642
其他應收合營企業夥伴之款項	237,801
銀行結餘及現金	45,995
其他流動資產	2,956
銀行貸款	(1,419,061)
與合營企業夥伴之結餘	(111,681)
遞延税項債	(154,859)
其他應付款、預提費用及已收按金	(21,941)
其他流動負債	(2,326)
	1,014,650
撥入與共同控制個體結餘	129,806
撥入其他應付共同控制個體款項	(275,225)
釋放匯兑儲備	(76,918)
	792,313
出售收益	973,594
總代價	1,765,907
以現金支付	1,765,907
出售現金流入(流出)淨額：	
現金代價	1,765,907
出售之銀行結餘及現金	(45,995)
	1,719,912

7. 所得税開支

	截至十二月三十一日止六個月	
	二零零七年 港幣千元 （重列）	**二零零八年** **港幣千元**
税項開支包括：		
中國企業所得税		
一集團	155,305	**75**
一共同控制個體	52,065	**55,140**
遞延税項（附註13）		
一本期	4,032	**33,944**
一税率變動之影響	89,829	**—**
	301,231	**89,159**

由於並無於香港產生應課税溢利，故並無就香港利得税作出撥備。

截至二零零七年十二月三十一日止六個月集團中國企業所得税開支主要為中國企業所得税約港幣22,889,000元，乃指收取共同控制個體廣深珠高速公路有限公司（「廣深高速公路合營企業」）額外發展支出人民幣725,140,000元（作為償付集團於早前就廣深高速公路合營企業經營之收費高速公路之建築及發展支出），及出售環城公路合營企業權益有關之中國預提所得税約港幣132,376,000元。

共同控制個體之中國企業所得税，乃指集團按比例應佔廣深高速公路合營企業之中國企業所得税撥備約港幣54,285,000元（截至二零零七年十二月三十一日止六個月：港幣52,065,000元）按期內估計應課税溢利之9%（截至二零零七年十二月三十一日止六個月：7.5%）計算及集團按比例應佔集團另一間共同控制個體廣東廣珠西綫高速公路有限公司（「西綫合營企業」）按期內估計應課税溢利之9%（截至二零零七年十二月三十一日止六個月：零）計算之中國企業所得税支出約港幣855,000元（截至二零零七年十二月三十一日止六個月：零）。

於二零零七年三月十六日，中國透過中國主席令第63號頒佈《中華人民共和國企業所得税法》（「新税法」）。並於二零零八年一月一日生效，集團之中國共同控制個體税率從二零零八年一月一日起的五年內由現時18%逐年遞增至25%（包括3%地方税）。於二零零七年十二月二十六日，國務院頒佈新法的詳盡措施及規例（「實施規例」）。實施規例按不追溯優惠而將中國企業所得税率，由15%分五年增加至25%。不追溯優惠將適用於「2+3」豁免或「5+5」豁免，以及享有若干地域税率優惠的企業（一般為15%）。至於已按此15%税率繳税之企業，15%之税率將於二零零八年、二零零九年、二零一零年、二零一一年及二零一二年，逐漸遞增至18%、20%、22%、24%及25%。

8. 本期溢利

	截至十二月三十一日止六個月	
	二零零七年 港幣千元 （重列）	**二零零八年** **港幣千元**
本期溢利已扣除下列各項：		
攤銷經營權無形資產	157,927	**137,449**
物業及設備折舊	10,092	**12,663**
出售物業及設備收益	(22)	**(37)**

9. 股息

於二零零八年十月十四日，向股東派發就截至二零零八年六月三十日止年度之末期股息及特別股息，分別為每股港幣13仙（截至二零零七年六月三十日止年度：港幣20仙）及每股港幣28仙（截至二零零七年六月三十日止年度：零）。

於二零零八年十一月十四日，從股份溢價儲備金向股東派發就截至二零零九年六月三十日止年度之特別股息為每股港幣84仙。

於中期期間結束後，董事宣派截至二零零九年六月三十日止年度的中期股息為每股港幣17仙（截至二零零八年六月三十日止年度：中期股息及特別中期股息，分別為每股港幣17仙及每股港幣7仙）合共約港幣503,487,000元（截至二零零八年六月三十日止年度：港幣712,915,000元），並將派付予於二零零九年三月十九日已登記於公司股東名冊上之股東。

10. 每股溢利

公司股權持有人應佔每股基本溢利及攤薄後溢利之計算資料如下：

	截至十二月三十一日止六個月	
	二零零七年 港幣千元 （重列）	**二零零八年** **港幣千元**
計算每股基本及攤薄後之溢利金額	1,404,026	**579,033**
	股份數目	**股份數目**
計算每股基本溢利之普通股加權平均數	2,970,333,326	**2,969,584,932**
潛在攤薄普通股份之影響：		
優先認股權	653,032	**—**
未歸屬獎授股份	517,001	**366,065**
計算每股攤薄盈利之普通股加權平均數	2,971,503,359	**2,969,950,997**

上表所列普通股加權平均數乃經扣除合和公路基建僱員股份獎勵計劃信託持有之股份後計算。

每股攤薄後溢利之計算並無假設公司之尚未行使認股權已獲行使，因於截至二零零八年十二月三十一日止六個月，該等認股權之行使價較股份之平均市價為高。

11. 股本

	股份數目	面值 港幣千元
每股面值港幣0.1元之普通股		
法定：		
於二零零八年七月一日及二零零八年十二月三十一日	**10,000,000,000**	**1,000,000**
已發行及繳足股款：		
於二零零七年七月一日	2,970,326,283	297,033
行使優先購股權之發行股份	72,000	7
於二零零七年十二月三十一日	2,970,398,283	297,040
於二零零八年七月一日	2,970,478,283	297,048
購回股份	(3,943,500)	(395)
於二零零八年十二月三十一日	**2,966,534,783**	**296,653**

期內，公司在香港聯合交易所以約港幣20,667,000元之代價購回公司4,862,500股普通股。在4,862,500股已購回之普通股內，其中3,943,500股已購回之普通股已於期內註銷，而餘下919,000股已購回之普通股亦於結算日後註銷，公司之已發行股本因而按面值被削減。

優先認股權計劃

期內，公司授予若干僱員優先認股權，股份以認購價每股港幣5,800元（截至二零零七年十二月三十一日止六個月：港幣6.746元）認購合共800,000股（截至二零零七年十二月三十一日止六個月：760,000）公司普通股。

截至二零零七年十二月三十一日止六個月，公司於過往授出之購股權獲行使時以每股港幣5.858元之認購價發行72,000股普通股，總現金代價為港幣421,000元。該等股份在各方面與現有普通股享有相同地位。

股份獎勵計劃

於兩個期內，公司概無用作獎勵之股份。

12. 銀行及其他貸款

	於二零零八年六月三十日 港幣千元	於二零零八年十二月三十日 港幣千元
銀行貸款，已抵押	4,706,253	**5,005,821**
其他貸款，無抵押	4,933	**5,121**
	4,711,186	**5,010,942**
就呈報目的作出分析：		
非流動負債	4,444,077	**4,670,314**
流動負債	267,109	**340,628**
	4,711,186	**5,010,942**

期內，集團按比例分佔共同控制個體之銀行貸款約港幣393,518,000元（截至二零零七年十二月三十一日止六個月：港幣505,056,000元），有關貸款乃用作為興建服務經營權項下之高速公路撥資，而集團按比例分佔約港幣80,122,000元（截至二零零七年十二月三十一日止六個月：港幣95,139,000元）之銀行貸款經已償還。

銀行貸款按商業借貸利率計息。於期內，銀行貸款之利率介乎2.078%至7.047%（截至二零零七年十二月三十一日止六個月：5.441%至6.480%）。

於二零零八年十二月三十一日，其他貸款約港幣5,121,000元（二零零八年六月三十日：港幣4,933,000元）為免息及須於廣深高速公路合營企業之營運期終止時（即二零二七年六月）償還（「廣深免息貸款」）。於初步確認時按公平值計量廣深免息貸款所採納之實際利率為6.750%。

13. 遞延稅項負債

於二零零八年十二月三十一日，集團按比例分佔中國共同控制個體於二零零八年一月或以後所產生的未分配盈利而確認因加速稅項折舊及臨時差額產生之遞延稅項債務主要為臨時差額，分別約為港幣196,013,000元（二零零八年六月三十日，重列：港幣195,310,000元）及港幣89,477,000元（二零零八年六月三十日，重列：港幣56,421,000元）。

14. 資產總額扣減流動負債／淨流動資產

集團於二零零八年十二月三十一日之資產總額減流動負債金額約港幣13,953,302,000元（二零零八年六月三十日，重列：港幣16,737,420,000元）。集團於二零零八年十二月三十一日之淨流動資產約為港幣2,498,941,000元（二零零八年六月三十日，重列：港幣5,660,961,000元）。

15. 資本承擔

於二零零八年十二月三十一日，集團就發展珠江三角洲西岸幹道第II期（「西綫II期」）向西綫合營企業未償付承擔注資約人民幣498,551,000元（二零零八年六月三十日：人民幣96,051,000元）。

於二零零八年十二月三十一日，集團已同意待有關當局審批後，向西綫合營企業注資約人民幣980,000,000元（二零零八年六月三十日：人民幣570,500,000元）以發展珠江三角洲西岸幹道第III期。

於二零零八年十二月三十一日，集團按比例分擔集團共同控制個體就已簽約但未撥備有關服務經營權之建築之未償付承擔合共約港幣1,854,230,000元（二零零八年六月三十日：港幣1,657,751,000元）。

16. 資產抵押

於二零零八年十二月三十一日，集團的共同控制個體之部分資產已抵押予銀行，作為取得共同控制個體之一般銀行貸款融資之抵押。該等資產的賬面值分析如下：

	二零零八年 六月三十日 港幣千元 (重列)	**二零零八年 十二月三十一日 港幣千元**
經營權無形資產	8,306,179	**8,218,009**
銀行結餘及存款	235,265	**138,667**
其他資產	373,550	**275,509**
	8,914,994	**8,632,185**

於二零零八年六月三十日及二零零八年十二月三十一日，廣深高速公路合營企業之路費徵收權及西綫I期的65%路費徵收權包括於「經營權無形資產」已被抵押予銀行，以取得分別授予各共同控制個體之一般銀行貸款。

17. 關連人士交易

應付及應收關連人士款項已在簡明綜合資產負債表披露。

於截至二零零八年十二月三十一日止六個月，集團已付租金、空調、管理費及泊車費予同集團之另一附屬公司，金額約港幣1,536,000元(截至二零零七年十二月三十一日止六個月：港幣938,000元)。

集團之共同控制個體與其合營企業夥伴而非集團，於截至二零零八年十二月三十一日止六個月有以下重大交易：

		截至十二月三十一日止六個月	
		二零零七年	**二零零八年**
關係	***交易性質***	港幣千元	**港幣千元**
廣深高速公路合營企業之合營企業夥伴	向合營企業夥伴償還之營運費用	274	**444**
	已付及應付股息	411,824	**1,130,902**
環城公路合營企業之中國合營企業夥伴	利息費用退款	6,290	—
環城公路合營企業之外方合營企業夥伴	利息費用退款	20,361	—
西綫合營企業之中國合營企業夥伴	已付及應付股息	—	**13,122**

公司資料及重要日期

董事會
胡應湘爵士GBS, KCMG, FICE*主席*
何炳章先生*副主席*
胡文新先生*董事總經理*
陳志鴻先生*董事副總經理*
梁國基工程師
賈呈會先生
莫仲達先生
梅大強先生*
費宗澄先生#
藍利益先生#
中原紘二郎先生#
嚴震銘先生#

* *莫仲達先生之候補董事*
\# *獨立非執行董事*

審計委員會
藍利益先生*主席*
中原紘二郎先生
費宗澄先生

薪酬委員會
何炳章先生*主席*
藍利益先生
嚴震銘先生

公司秘書
李業華先生

註冊辦事處
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

主要營業處
香港灣仔
皇后大道東183號
合和中心63樓63–02室
電話：(852) 2528 4975
圖文傳真：(852) 2861 2068, (852) 2861 0177

法律顧問
胡關李羅律師行

核數師
德勤•關黃陳方會計師行

上市資料
香港聯合交易所有限公司
普通股(股份代號：737)

主要往來銀行+
中國銀行股份有限公司
中國銀行(香港)有限公司
交通銀行股份有限公司
東亞銀行有限公司
三菱東京UFJ銀行
法國巴黎銀行
東方匯理銀行
中信銀行股份有限公司
中國建設銀行股份有限公司
國家開發銀行
創興銀行有限公司
花旗銀行
華南商業銀行股份有限公司
中國工商銀行股份有限公司
中國工商銀行(亞洲)有限公司
瑞穗實業銀行
南洋商業銀行有限公司
上海商業銀行有限公司
深圳發展銀行
三井住友銀行
大豐銀行有限公司
永隆銀行有限公司

\+ *名稱以英文字母次序排列*

開曼群島股份登記及過戶處
Bank of Bermuda (Cayman) Limited
P.O. Box 513, Strathvale House
North Church Street, George Town
Grand Cayman, Cayman Islands KY1–1106

香港股份登記及過戶處
香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712–1716號舖
電話：(852) 2862 8555　圖文傳真：(852) 2529 6087

美國預託證券
CUSIP編號	439554106
交易符號	HHILY
普通股與美國預託證券相比率	1:10
託管銀行	美國花旗銀行

投資者關係
投資者關係部經理
電話：(852) 2863 4340
圖文傳真：(852) 2861 2068
電郵：ir@hopewellhighway.com

公司網址
www.hopewellhighway.com

重要日期
公佈中期業績	二零零九年二月二十六日
暫停辦理股份過戶登記	二零零九年三月十六日至 二零零九年三月十九日(包括首尾兩天在內)
派付中期股息 (每普通股港幣17仙)	二零零九年三月二十日

註：本中期報告之中文譯本與英文本如有歧異，概以英文本為準。

摘要

- 宣派中期股息每股港幣17仙。已於二零零八年十一月派發特別股息每股港幣84仙。
- 公司股權持有人之應佔溢利錄得港幣5.79億元或每股港幣19.5仙。
- 期內廣深高速公路及珠江三角洲西岸幹道第I期之綜合日均路費收入為人民幣950萬元，而綜合日均車流量為34.8萬架次。
- 廣州 — 深圳高速公路之車流量及路費收入，在新塘至東莞段維修工程完成後，正逐步回升至接近二零零六年水平。
- 珠江三角洲西岸幹道第II期及第III期之估計投資總額已作修訂。
- 於二零零八年十二月三十一日，公司(但不包括共同控制個體)持有淨現金達港幣29.23億元。

Hopewell Highway Infrastructure Limited
合和公路基建有限公司

Room 63-02, 63rd Floor, Hopewell Centre
183 Queen's Road East, Wanchai
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
(852) 2861 0177
Web Page : www.hopewellhighway.com

香港灣仔皇后大道東 183 號
合和中心 63 樓 63-02 室
電　話 : (852) 2528 4975
圖文傳真 : (852) 2861 2068
(852) 2861 0177
網　址 : www.hopewellhighway.com